    As filed with the Securities and Exchange Commission on August 10, 2001
                                                     Registration No. 333-66310


================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                AMENDMENT NO. 1
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 ---------------

                                IVAX CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

              FLORIDA                                         16-1003559
(State or Other Jurisdiction of                           (I.R.S. Employer
 Incorporation or Organization)                         Identification Number)



                             4400 BISCAYNE BOULEVARD
                              MIAMI, FLORIDA 33137
                                 (305) 575-6000
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)


                           ADRIENNE FAUZ CORNEJO, ESQ.
                            ASSOCIATE GENERAL COUNSEL
                                IVAX CORPORATION
                             4400 BISCAYNE BOULEVARD
                              MIAMI, FLORIDA 33137
                                 (305) 575-6000
            (Name, Address, Including Zip Code, and Telephone Number,
              Including Area Code, of Agent for Service)

                                    Copy to:

                            KARA L. MACCULLOUGH, ESQ.
                        AKERMAN SENTERFITT & EIDSON P.A.
                     ONE SOUTHEAST THIRD AVENUE, 28TH FLOOR
                              MIAMI, FLORIDA 33131
                                 (305) 374-5600

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                 --------------




         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

The information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                    SUBJECT TO COMPLETION DATED JULY 31, 2001

                                   PROSPECTUS

                                IVAX CORPORATION

       $725,000,000 4 1/2% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2008
                                       AND
     18,102,344 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

         This prospectus covers up to $725,000,000 principal amount of our 4 1/2% convertible senior subordinated notes due 2008 and 18,102,344 shares of our common stock issuable upon conversion of the notes together with their related common stock purchase rights which may be offered and sold from time to time by the selling security holders named in this prospectus. We will receive no proceeds from the sales of the securities in this offering.

         On May 4, 2001, we issued and sold $725,000,000 of 4 1/2% convertible senior subordinated notes due 2008 in private placement transactions to qualified institutional buyers (as defined in Rule 144A under the Securities
Act), accredited investors (as defined in Rule 501 under the Securities Act) and non-U.S. persons (as defined in Regulation S under the Securities Act).

         The notes are convertible into 24.96875 shares of our common stock, par value $.10 per share, per $1,000 principal amount of notes, as adjusted to reflect the five-for-four stock split paid in common stock on May 18, 2001 in the form of a 25% dividend, and subject to further adjustment in certain circumstances. This results in an initial conversion price of $40.05 per share. We will pay cash interest on the notes semiannually on May 15 and November 15 of each year, with the first payment to be made on November 15, 2001, at the rate of 4 1/2% per annum. The notes will mature on May 15, 2008.


         The notes rank pari passu in right of payment with the $250.0 million principal amount of our 5 1/2% convertible senior subordinated notes due 2007 that were issued in May 2000, are subordinated to all other existing and future indebtedness not expressly subordinated or equal in right of payment to the notes and are structurally subordinated to all existing and future indebtedness or liabilities of our subsidiaries. As of June 30, 2001, we had approximately $82.3 million of consolidated indebtedness and other obligations effectively ranking senior to the notes.


         If we experience a change in control, we must offer to repurchase each holder's notes at 100% of their principal amount, together with accrued interest, if any, to the repurchase date. On or after May 29, 2004, we may at our option redeem the notes at the redemption prices stated in this prospectus, together with accrued and unpaid interest to the date of redemption. The notes are not entitled to any mandatory redemption or sinking fund.


         The notes trade on The PORTAL Market. Our common stock is traded on the American Stock Exchange under the symbol "IVX." The last reported sale price of the common stock on August 7, 2001 was $31.95 per share.


         INVESTING IN THESE SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


            The date of this prospectus is __________________, 2001.

                                TABLE OF CONTENTS

                                                                      PAGE
                                                                      ----

Summary...............................................................  1

Risk Factors..........................................................  7

Disclosure Regarding Forward-Looking Statements....................... 17

Ratio of Earnings to Fixed Charges.................................... 18

Use of Proceeds....................................................... 18

Selling Security Holders.............................................. 19

Plan of Distribution.................................................. 22

Description of Notes.................................................. 24

Description of Capital Stock.......................................... 35

Transfer Agent, Registrar and Trustee................................. 36

Certain United States Federal Income Tax Considerations............... 37

Legal Matters......................................................... 43

Independent Certified Public Accountants.............................. 43

Where You Can Find More Information................................... 43

Information Incorporated by Reference................................. 44

                                     SUMMARY

         This summary highlights selected information from this prospectus. In addition to reading this summary, you should carefully review the entire prospectus, especially the "Risk Factors" section of this prospectus beginning on page 7. When used in this prospectus and any prospectus supplement, the terms "IVAX," "we," "our," and "us" refer to IVAX corporation.

                                   OUR COMPANY

OVERVIEW

         We are a multinational company engaged in the research, development, manufacture and marketing of pharmaceutical products. We have grown through the development of proprietary and brand-equivalent products and through strategic acquisitions, focused primarily on countries whose pharmaceutical markets are developing, where there is the greatest growth potential.

         Our full line of brand-equivalent drugs includes the first FDA-approved equivalent to branded Taxol(R), a $1.5 billion oncology drug, and we have marketing applications pending for many other products that are equivalent to important branded drugs. Based on our unique patented inhalers, we have built a strong franchise in the asthma market, and we are expanding that franchise by conducting studies to support marketing applications for respiratory products in the United States and in other markets served by our global marketing network. Our product pipeline also includes novel compounds that we have discovered or licensed from third parties, some of which have already successfully completed Phase II clinical trials and are now undergoing Phase III trials, which is the final step before submission of applications for marketing approval.


     Our business has grown significantly during the past year. During 2000, we generated net revenues of $793 million, up from $656 million in 1999, and net income of $131 million, up from $71 million in 1999. During the first six months of 2001, we generated net revenues of $562 million, up from $368 million in the first six months of 2000, and net income of $128 million, up from $50.4 million in the first six months of 2000.


GROWTH STRATEGIES

     We expect our future growth to come from the following:

         o DISCOVERING AND DEVELOPING AND/OR ACQUIRING NEW PRODUCTS. In October 1999, we dramatically increased the size and scope of our new product development capability through our acquisition of an independent research company, now known as IVAX Drug Research Laboratories, Ltd. We are committed to the cost-effective development of proprietary pharmaceuticals directed primarily toward indications having relatively large patient populations or for which limited or inadequate treatments are available. We seek to accelerate product development and commercialization by in-licensing compounds, especially after clinical testing has begun, and by developing new dosage forms or new therapeutic indications for existing products.

         o LEVERAGING PROPRIETARY TECHNOLOGY AND DEVELOPMENT STRENGTHS. We intend to continue to leverage our proprietary technology and development strengths, including our patented inhalation technology and our expertise in developing and commercializing respiratory products and experience in the development and commercialization of oncology drugs to develop a significant portfolio of proprietary, high value pharmaceutical products.

         o PURSUING COMPLEMENTARY, ACCRETIVE OR STRATEGIC ACQUISITIONS. We intend to pursue accretive or strategic business acquisitions or ones that will complement our existing businesses and provide new product and market opportunities, as well as leverage our existing assets. In addition, we will continue to actively pursue strategic product acquisitions and other collaborative arrangements that permit us to leverage our existing infrastructure by adding sales from acquired products while minimizing incremental costs.

         o STRATEGICALLY EXPANDING SALES AND DISTRIBUTION OF OUR PRODUCTS. We recently completed acquisitions of pharmaceutical companies in Venezuela, Mexico and Chile and continue the expansion of our Latin American operations. Our future plans include (1) acquiring additional manufacturing and distribution capabilities in Europe and Latin America and (2) establishing additional joint ventures and selectively establishing distribution channels for our major products in Asia.

PHARMACEUTICAL BUSINESS

     We have pharmaceutical manufacturing facilities located in Argentina, Chile, China, the Czech Republic, England, Germany, Hungary, Ireland, Mexico, Peru, Puerto Rico, the United States, Uruguay, Venezuela, and the Virgin Islands. Marketing and/or research facilities are located in these same countries, and also in Canada, France, India, Kazakhstan, Latvia, the Netherlands, Poland, Russia, Sweden, Switzerland, the Slovak Republic, Taiwan, and the Ukraine. In other countries, our products are marketed through distributors or joint ventures. Our pharmaceutical business has grown through the development and acquisition of proprietary, brand-equivalent and over-the-counter pharmaceutical products, the licensing of technology and products from third parties, and the acquisition of companies engaged in the pharmaceuticals business in various geographic regions.

         PROPRIETARY AND BRANDED PRODUCTS

         We market a number of proprietary and branded products treating a variety of conditions through our subsidiaries throughout the world. These products are marketed by our direct sales force to physicians, pharmacies, hospitals, managed health care organizations and government agencies. These products are sold primarily to wholesalers, retail pharmacies, distributors, hospitals and physicians.

         We have a strong foundation in the oncology field based on our proprietary anti-cancer drug PAXENE(R) (paclitaxel injection), which is therapeutically equivalent to the Bristol-Myers Squibb product Taxol(R), the largest selling anti-cancer drug in the world. In September 2000, the United States Food and Drug Administration (FDA) approved our Abbreviated New Drug Application (ANDA) for this product, which is marketed in the U.S. as Onxol(TM).

         We also have substantial expertise in the development, manufacture and marketing of respiratory drugs, primarily for asthma, in metered-dose inhaler formulations. Our subsidiary in the United Kingdom is the third largest respiratory company in that market. At the core of our respiratory franchise are advanced delivery systems, which include a patented metered-dose inhaler called Easi-Breathe(R), and a unique new dry powder inhaler, as well as conventional metered-dose inhalers.

         BRAND-EQUIVALENT PRODUCTS

         In the United States, we manufacture and market approximately 56 brand-equivalent prescription drugs in capsule or tablet forms in an aggregate of 123 dosage strengths. We also distribute in the United States approximately 282 additional brand-equivalent prescription and over-the-counter drugs and vitamin supplements, in various dosage forms, dosage strengths and package sizes. We are also a leading provider of brand-equivalent pharmaceuticals in the United Kingdom. We market approximately 110 brand-equivalent prescription and over-the-counter drugs, about half of which we manufacture, in various dosage forms and dosage strengths, constituting an aggregate of approximately 229 products. In addition, we manufacture and market various "blow-fill-seal" pharmaceutical products, such as solutions for injection or irrigation, and unit-dose vials for nebulization to treat respiratory disorders.

OTHER BUSINESSES

        NUTRACEUTICALS. We provide contract manufacturing services for the nutritional supplement industry from our encapsulating facility in Miami, Florida. Utilizing herbal extracts manufactured by our Czech Republic subsidiary, we also manufacture a line of high quality herbal nutraceutical products in soft gelatin capsules.

        VETERINARY PRODUCTS. We formulate, package and distribute to veterinarians various products for companion animals under the "DVM Pharmaceuticals" trade name. Capitalizing on our proprietary research for human pharmaceuticals, DVM Pharmaceuticals is developing proprietary products in the therapeutic areas of asthma, gastrointestinal disorders and skin conditions in horses and companion animals.

         DIAGNOSTICS. We own approximately 70% of the equity of IVAX Diagnostics, Inc., a publicly traded company whose stock is listed on the American Stock Exchange under the symbol IVD. IVAX Diagnostics, Inc. develops, manufactures and markets proprietary diagnostic reagents, instrumentation and software through its subsidiaries located in the United States and Italy. Its products include Mago(R) instruments and related diagnostic kits, as well as autoimmune reagents and other in vitro diagnostic products for use in research, clinical, and hospital laboratories.

                               RECENT DEVELOPMENTS


         On July 5, 2001, we acquired, through tender offers in the U.S. and Chile, 99.6% of the outstanding shares of Laboratorio Chile S.A., a Chilean pharmaceutical company, for an aggregate consideration of approximately US$394 million. Laboratorio Chile is the largest Chilean pharmaceutical company in revenue terms and is also among the major pharmaceutical companies in Argentina and Peru. Laboratorio Chile manufactures and markets a broad line of more than 900 branded and brand-equivalent products in Chile, Argentina and Peru and reported revenues of over US$173 million in 2000. Laboratorio Chile's main products are to treat respiratory and infectious diseases, but it also has strong franchises with cardiovascular, neurological and gynecologic products. We believe that Laboratorio Chile, as well as our current operations in Argentina, Mexico, Peru, Uruguay and Venezuela, create an excellent platform from which to launch our proprietary and brand-equivalent pharmaceutical products as well as products from other companies which may not be so well represented in Latin America. On July 31, 2001, we commenced simultaneous tender offers in Chile and the United States for the remaining .4% of the outstanding shares, including shares represented by American Depositary Shares, of Laboratorio Chile.


         On July 25, 2001, we announced our financial results for the second quarter ended June 30, 2001. Income from continuing operations for the second quarter of 2001 was $67.9 million, or $.33 per diluted share, representing an increase of 109% over income from continuing operations of $32.5 million, or $.16 per diluted share, reported in the second quarter of 2000. Net revenues for the second quarter of 2001 increased by 63.3% to $301.8 million as compared to net revenues of $184.8 million in the second quarter of 2000.


         On August 1, 2001, our common stock began trading on the London Stock Exchange under the symbol "IVX.L."


                           PRINCIPAL EXECUTIVE OFFICES

         Our principal executive offices are located at 4400 Biscayne Boulevard, Miami, Florida 33137, and our telephone number is (305) 575-6000.

        THE NOTES AND COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES


Issuer...............................................IVAX Corporation.

Securities Offered...................................$725,000,000 aggregate principal amount of 4 1/2% convertible senior subordinated notes due 2008.

Conversion...........................................The notes are convertible into 24.96875 shares of our common stock, par value $.10 per share, per $1,000 principal amount of notes, as adjusted to reflect the five-for-four stock
                                                     split paid in common stock on May 18, 2001 in the form of a
                                                     25% dividend, and subject to further adjustment in certain circumstances.  This rate results in an initial conversion price of $40.05 per share.

Issue Date...........................................May 4, 2001.

Maturity.............................................May 15, 2008.

Interest Payment Dates...............................Interest of 4 1/2% per annum will be paid on May 15 and
                                                     November 15 of each year commencing on November 15, 2001.

Optional Redemption..................................At any time after May 29, 2004, we may, at our option, redeem the notes, in whole or in part, at the redemption
                                                     prices described herein, together with accrued interest, if any, to the date of redemption.  See "Description of Notes -
                                                     Redemption - Redemption at IVAX' option."

Change in Control....................................If we experience a change in control, we must offer to repurchase each holder's notes at 100% of their principal
                                                     amount, together with accrued interest, if any, to the
                                                     repurchase date.  See "Description of the Notes - Redemption
                                                     - Repurchase at option of holders upon change in control."

Ranking..............................................The notes are:

                                                     o      unsecured;

                                                     o      pari passu in right of payment with the $250.0
                                                            million principal amount of our 5 1/2% convertible
                                                            senior subordinated notes due 2007 that were issued
                                                            in May 2000;

                                                     o      subordinated to all other existing and future
                                                            indebtedness not expressly subordinated or equal in
                                                            right of payment to the notes; and

                                                     o      structurally subordinated to all existing and
                                                            future indebtedness or liabilities of our
                                                            subsidiaries.



                                                     As of June 30, 2001, we had approximately $82.3 million
                                                     of consolidated indebtedness and other obligations
                                                     effectively ranking senior to the notes. The indenture
                                                     under which the notes were issued will not restrict our or our subsidiaries' ability to incur senior indebtedness or
                                                     any other indebtedness or liabilities.

Use of Proceeds......................................We will receive no proceeds from this offering.  The selling security holders will receive the proceeds from this
                                                     offering.

Listing and Trading..................................The notes trade on The PORTAL Market.  Our common stock is listed on the American Stock Exchange under the symbol "IVX"
                                                     and on the London Stock Exchange under the symbol "IVX.L."

Risk Factors.........................................In analyzing an investment in the notes or common stock offered by this prospectus, prospective investors should
                                                     carefully consider, along with other matters referred to
                                                     in the prospectus, the information set forth under "Risk
                                                     Factors."


         For a more complete description of the terms of the notes, see "Description of Notes." For a more complete description of the common stock, see "Description of Capital Stock."

                                  RISK FACTORS

         You should carefully consider the following risks before making an investment decision. These and other risks could materially and adversely affect our business, operating results or financial condition. You should also refer to the other information contained or incorporated by reference in this prospectus, before making an investment decision.

RISKS RELATING TO OUR COMPANY

OUR RESEARCH AND DEVELOPMENT EXPENDITURES MAY NOT RESULT IN COMMERCIALLY SUCCESSFUL PRODUCTS.


         We spent approximately $65.3 million during 2000 and $38.9 million during the first six months of 2001 on our research and development efforts. This amount represents a significant increase in the amounts we allocated to research and development in prior periods. We may in the future increase the amounts we expend for research and development. As a result, our research and development expenditures may have an adverse impact on our earnings in the short term. Further, we cannot be sure that our research and development expenditures will, in the long term, result in the discovery or development of products which prove to be commercially successful.


OUR POTENTIAL ACQUISITIONS MAY REDUCE OUR EARNINGS, BE DIFFICULT FOR US TO COMBINE INTO OUR OPERATIONS OR REQUIRE US TO OBTAIN ADDITIONAL FINANCING.

         We search for and evaluate acquisitions which will provide new product and market opportunities, benefit from and maximize our existing assets and add critical mass. Acquisitions may expose us to additional risks and may have a material effect on our results of operations. Any acquisitions we make may:

         o  fail to accomplish our strategic objectives;

         o  not be successfully combined with our operations;

         o  not perform as expected; and

         o  expose us to cross border risks.

         In addition, based on current acquisition prices in the pharmaceutical industry, our acquisitions could initially reduce our per share earnings and add significant intangible assets and related goodwill amortization charges. Our acquisition strategy may require us to obtain additional debt or equity financing, resulting in additional leverage, or increased debt obligations as compared to equity, and dilution of ownership. We may not be able to finance acquisitions on terms satisfactory to us.

WE DEPEND ON OUR DEVELOPMENT, MANUFACTURE AND MARKETING OF NEW PRODUCTS FOR OUR FUTURE SUCCESS.

         Our future success is largely dependent upon our ability to develop, manufacture and market commercially successful new pharmaceutical products and brand-equivalent versions of pharmaceutical products that are no longer subject to patents. Generally, the commercial marketing of pharmaceutical products depends upon:

         o  continually developing and testing products;

         o  proving that new products are safe and effective in clinical trials;

         o proving that there is no significant difference in the rate and extent to which the active ingredient in the brand-equivalent product becomes available at the site of drug action as compared to the brand name version; and

         o  receiving requisite regulatory approval for all new products.

         Delays in the development, manufacture and marketing of new products will impact our results of operations. Each of the steps in the development, manufacture and marketing of our products, as well as the process taken as a whole, involves significant periods of time and expense. We cannot be sure that:

         o any of our products presently under development, if and when fully developed and tested, will perform as we expect;

         o we will obtain necessary regulatory approvals in a timely manner, if at all; or

         o we can successfully and profitably produce and market any of our products.

WE DEPEND ON OUR PATENTS AND PROPRIETARY RIGHTS AND CANNOT BE CERTAIN OF THEIR CONFIDENTIALITY AND PROTECTION.

         Our success with our proprietary products depends, in large part, on our ability to protect our current and future technologies and products and to defend our intellectual property rights. If we fail to adequately protect our intellectual property, competitors may manufacture and market products similar to ours. We have numerous patents covering our technologies. We have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. The United States Patent and Trademark Office does not publish patent applications or make information about pending applications available to the public until it issues the patent. Since publication of discoveries in the scientific or patent literature tends to follow actual discovery by several months, we cannot be certain that we were the first to file patent applications on our discoveries. We cannot be sure that we will receive patents for any of our patent applications or that any existing or future patents that we receive or license will provide competitive advantages for our products. We also cannot be sure that competitors will not challenge, invalidate or avoid the application of any existing or future patents that we receive or license. In addition, patent rights may not prevent our competitors from developing, using or selling products that are similar or functionally equivalent to our products.

         We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation. We use confidentiality agreements with licensees, suppliers, employees and consultants to protect our trade secrets, unpatented proprietary know-how and continuing technological innovation. We cannot assure you that these parties will not breach their agreements with us. We also cannot be certain that we will have adequate remedies for any breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Furthermore, we cannot be sure that our trade secrets and proprietary technology will not otherwise become known or that our competitors will not independently develop our trade secrets and proprietary technology. We also cannot be sure, if we do not receive patents for products arising from research, that we will be able to maintain the confidentiality of information relating to our products.

THIRD PARTIES MAY CLAIM THAT WE INFRINGE THEIR PROPRIETARY RIGHTS AND MAY PREVENT US FROM MANUFACTURING AND SELLING SOME OF OUR PRODUCTS.

         The manufacture, use and sale of new products that are the subject of conflicting patent rights have been the subject of substantial litigation in the pharmaceutical industry. These lawsuits relate to the validity and infringement of patents or proprietary rights of third parties. We may have to defend against charges that we violated patents or proprietary rights of third parties. This is especially true for the sale of the brand-equivalent version of products on which the patent covering the branded product is expiring, an area where infringement litigation is prevalent. Our defense against charges that we infringed third party patents or proprietary rights could require us to incur substantial expense and to divert significant effort of our technical and management personnel. If we infringe on the rights of others, we could lose our right to develop or make some products or could be required to pay monetary damages or royalties to license proprietary rights from third parties.

         Although the parties to patent and intellectual property disputes in the pharmaceutical industry have often settled their disputes through licensing or similar arrangements, the costs associated with these arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot be certain that the necessary licenses would be available to us on terms we believe to be acceptable. As a result, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling a number of our products.


REDUCTIONS IN THE SALES VOLUME OR MARGINS OF OUR PACLITAXEL PRODUCT COULD IMPACT OUR REVENUES AND MARGINS.



         Net sales of our paclitaxel product exceeded $77 million (or 25.6% of net revenues) in the second quarter of 2001 and $127 million (or 22.7% of net revenues) for the first six months of 2001. In addition, an important component of our 2001 and 2002 revenue and gross margin estimates depends on our sales of paclitaxel. Recently, two competitors have received FDA approval for the sale of their paclitaxel products and others may receive similar approvals. As our competitors receive regulatory approvals on paclitaxel products, they may lower the price of such products and could gain market share. In addition, we currently rely on third parties to supply raw materials for, and to manufacture, our paclitaxel products; in the future these parties may not produce for us a continuing and reliable supply of paclitaxel or the cost of such supply may significantly increase. If any of these events occurred, it could result in a decrease of net sales and gross margin from our paclitaxel product.


MARKETING PRACTICES SUCH AS RETURNS, ALLOWANCES AND CHARGE-BACKS AND MARKETING PROGRAMS ADOPTED BY WHOLESALERS MAY REDUCE SALES REVENUES IN SUBSEQUENT PERIODS.


         Based on industry practice, brand-equivalent manufacturers, including us, have liberal return policies and have been willing to give customers post-sale inventory allowances. Under these arrangements, the manufacturers give customers credits on the manufacturer's brand-equivalent products which the customers hold in inventory after decreases in the market prices of the brand-equivalent products. Therefore, if new competitors enter the marketplace and significantly lower the prices of any of our products, we would have to provide significant credits that could reduce sales and gross margin. Like our competitors, we also give credits for charge-backs to wholesale customers that have contracts with us for their sales to hospitals, group purchasing organizations, pharmacies or other retail customers. A charge-back is the difference between the price the wholesale customer pays and the price that the wholesale customer's end-customer pays for a product. Although we establish reserves based on our prior experience and our best estimates of the impact that these policies may have in subsequent periods, we cannot ensure that our reserves are adequate or that actual product returns, inventory allowances and charge-backs will not exceed our estimates. In the second quarter of 1996, based upon price declines at a time of significant inventory levels, these credits were approximately $44 million higher than the average levels that we experienced in prior quarters. Following our announcement of the expected credits prior to the end of the second quarter, the market price of our common stock immediately fell approximately 36%, and a number of persons subsequently filed class action litigation against us based on the decline. That class action litigation was resolved in our favor when the court dismissed it on the merits.


THE CONCENTRATION OF OWNERSHIP AMONG OUR EXECUTIVE OFFICERS AND DIRECTORS MAY PERMIT THOSE PERSONS TO INFLUENCE CORPORATE MATTERS AND POLICIES.

         As of June 30, 2001, our executive officers and directors currently have or share voting control over approximately 21.75% of our issued and outstanding common stock. As a result, these persons may have the ability to significantly influence the election of the members of our board of directors and other corporate decisions.

A NUMBER OF INTERNAL AND EXTERNAL FACTORS HAVE CAUSED AND MAY CONTINUE TO CAUSE THE MARKET PRICE OF OUR STOCK TO BE VOLATILE.

         The market prices for securities of companies engaged in pharmaceutical development, including us, have been volatile. Many factors, including many over which we have no control, may have a significant impact on the market price of our common stock, including without limitation:

         o our or our competitors' announcement of technological innovations or new commercial products;

         o  changes in governmental regulation;

         o  our or our competitors' receipt of regulatory approvals;

         o our or our competitors' developments relating to patents or proprietary rights;

         o publicity regarding actual or potential medical results for products that we or our competitors have under development; and

         o  period-to-period changes in financial results.

POLITICAL AND ECONOMIC INSTABILITY AND FOREIGN CURRENCY FLUCTUATIONS MAY ADVERSELY AFFECT THE REVENUES OUR FOREIGN OPERATIONS GENERATE.

Our foreign operations may be affected by the following factors, among others:

         o political instability in some countries in which we currently do business or may do business in the future through acquisitions or otherwise;

         o uncertainty as to the enforceability of, and government control over, commercial rights;

         o  expropriation by foreign governmental entities; and

         o  currency exchange fluctuations and currency restrictions.

         We sell products in many countries that are susceptible to significant foreign currency risk. We sell many of these products for United States dollars, which eliminates our direct currency risk but increases our credit risk if the local currency devalues significantly and it becomes more difficult for customers to purchase the United States dollars required to pay us. We sell a growing number of products, particularly in Latin America, for local currency, which results in a direct currency risk to us if the local currency devalues significantly. Acquisitions we are currently evaluating or pursuing may increase our foreign currency risk and the other risks identified above.

         On June 20, 2000, we announced our acquisition of Laboratorios Elmor S.A., a pharmaceutical company based in Venezuela. Venezuela is considered a highly inflationary country. On July 5, 2001, we acquired 99.6% of Laboratorio Chile S.A., a Chilean pharmaceutical company with operations in Chile, Argentina and Peru. Although neither Chile nor Argentina have been classified as highly inflationary countries, each of the countries has experienced strong inflation rates and devaluation of their respective currencies. Any future acquisition of additional operations that we may make may expose us to additional risk.

FUTURE INABILITY TO OBTAIN RAW MATERIALS OR PRODUCTS FROM CONTRACT MANUFACTURERS COULD SERIOUSLY AFFECT OUR OPERATIONS.

         In many instances, we obtain raw materials and other products from single domestic or foreign suppliers. Although to date we have not experienced difficulty in obtaining these raw materials and products, we cannot assure you that supply interruptions will not occur in the future or that we will not have to obtain substitute materials or products, which would require additional regulatory approvals. Further, we cannot assure you that our third party suppliers will continue to supply us. In addition, changes in our raw material suppliers could result in delays in production, higher raw material costs and loss of sales and customers because regulatory authorities must generally approve raw material sources for pharmaceutical products. Any significant interruption of supply could have a material adverse effect on our operations.

INCREASED INDEBTEDNESS MAY IMPACT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.


         On June 30, 2001, we had approximately $1,003.6 million of consolidated indebtedness. We may incur additional indebtedness in the future. Our level of indebtedness will have several important effects on our future operations, including, without limitation:


         o we will use a portion of our cash flow from operations for the payment of any principal or interest due on our outstanding indebtedness;

         o our outstanding indebtedness and leverage will increase the impact of negative changes in general economic and industry conditions, as well as competitive pressures; and

         o the level of our outstanding debt may affect our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes.


         General economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control, may affect our future performance. As a result, these and other factors may affect our ability to make principal and interest payments on our indebtedness. We anticipate that approximately $52 million of cash flow from operations will be required to discharge our annual obligations on our currently outstanding indebtedness. Our business might not continue to generate cash flow at or above current levels. If we cannot generate sufficient cash flow from operations in the future to service our debt, we may, among other things:


         o  seek additional financing in the debt or equity markets;

         o  refinance or restructure all or a portion of our indebtedness;

         o  sell selected assets; or

         o  reduce or delay planned capital expenditures.

         These measures might not be sufficient to enable us to service our debt. In addition, any financing, refinancing or sale of assets might not be available on economically favorable terms.

COMPLIANCE WITH GOVERNMENTAL REGULATION IS CRITICAL TO OUR BUSINESS.

         Our pharmaceutical and diagnostic operations are subject to extensive regulation by governmental authorities in the United States and other countries with respect to the testing, approval, manufacture, labeling, marketing and sale of pharmaceutical and diagnostic products. We devote significant time, effort and expense to addressing the extensive government regulations applicable to our business. In general, the trend is toward more stringent regulation.

         On an ongoing basis, the FDA reviews the safety and efficacy of marketed pharmaceutical products and products considered medical devices and monitors labeling, advertising, and other matters related to the promotion of such products. The FDA also regulates the facilities and procedures used to manufacture pharmaceutical and diagnostic products in the United States or for sale in the Untied States. Such facilities must be registered with the FDA and all products made in such facilities must be manufactured in accordance with "good manufacturing practices" established by the FDA. Compliance with good manufacturing practices guidelines requires the dedication of substantial resources and requires significant costs. The FDA periodically inspects our manufacturing facilities and procedures to assure compliance. The FDA may cause a recall or withdraw product approvals if regulatory standards are not maintained. The FDA approval to manufacture a drug is site-specific. In the event an approved manufacturing facility for a particular drug becomes inoperable, obtaining the required FDA approval to manufacture such drug at a different manufacturing site could result in production delays, which could adversely affect our business and results of operations.

         In connection with our activities outside the United States, we are also subject to regulatory requirements governing the testing, approval, manufacture, labeling, marketing and sale of pharmaceutical and diagnostic products, which requirements vary from country to country. Whether or not FDA approval has been obtained for a product, approval of the product by comparable regulatory authorities of foreign countries must be obtained prior to marketing the product in those countries. The approval process may be more or less rigorous from country to country, and the time required for approval may be longer or shorter than that required in the United States. Our inability or delay in receiving or the loss of any approval could have a material adverse effect on our results of operations.

WE HAVE ENACTED A SHAREHOLDER RIGHTS PLAN AND CHARTER PROVISIONS THAT MAY HAVE ANTI-TAKEOVER EFFECTS.

         We have in place a shareholders rights plan under which we issued common stock purchase rights. As a result of the plan, each share of our common stock carries with it one common stock purchase right. Each common stock purchase right entitles the registered holder to purchase from us one-half of a share of our common stock at a price of $15 per one-half of a share, subject to adjustment. The common stock purchase rights are intended to cause substantial dilution to a person or group who attempts to acquire us on terms that our board of directors has not approved. The existence of the common stock purchase rights could make it more difficult for a third party to acquire a majority of our common stock. Other provisions of our articles of incorporation and bylaws may also have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest, which could have an adverse effect on the market price of our common stock.

RISKS RELATING TO OUR INDUSTRY

OUR REVENUES AND PROFITS FROM BRAND-EQUIVALENT PHARMACEUTICALS WILL DECLINE AS WE OR OUR COMPETITORS INTRODUCE ADDITIONAL BRAND-EQUIVALENTS OF THOSE PRODUCTS.


         Revenues and gross profit derived from brand-equivalent pharmaceutical products tend to follow a pattern based on regulatory and competitive factors unique to the brand-equivalent pharmaceutical industry. As patents for brand name products and the related exclusivity periods established by regulation expire, the first brand-equivalent manufacturer to apply for regulatory approval for a brand-equivalent of a brand name product may be entitled to a 180-day period of marketing exclusivity under the Hatch-Waxman Act. During this exclusivity period, the United States Food and Drug Administration, or FDA, cannot approve any other brand-equivalent. If we are not the first brand-equivalent applicant, our brand-equivalent product will be kept off the market for an additional 180 days after the brand name drug's patents expire. Whether due to the 180-day period of marketing exclusivity or other factors that delay the approval of other brand-equivalent competitors, the first brand-equivalent on the market is usually able to initially achieve relatively high revenues and gross profit. As other brand-equivalent manufacturers receive regulatory approvals on competing products, prices and revenues typically decline. The timing of these declines is unpredictable and can result in a significantly curtailed period of profitability for a brand-equivalent product. The level of revenues and gross profit attributable to brand-equivalent products that we develop and manufacture is dependent, in part, on:


         o  our ability to develop and introduce new brand-equivalent products;

         o  the timing of regulatory approval of brand-equivalent products;

         o  the number and timing of regulatory approvals of competing products;

         o strategies brand name companies adopt to maintain their market share; and

         o  our cost of manufacturing.

         Brand-equivalent products (but not including branded brand-equivalent products) represented 49%, 56% and 51% of our revenues for the years ended December 31, 2000, 1999 and 1998, respectively.

LEGISLATIVE PROPOSALS, REIMBURSEMENT POLICIES OF THIRD PARTIES, COST CONTAINMENT MEASURES AND HEALTH CARE REFORM COULD AFFECT THE MARKETING, PRICING AND DEMAND FOR OUR PRODUCTS.

         Various legislative proposals, including proposals relating to prescription drug benefits, could materially impact the pricing and sale of our products. Further, reimbursement policies of third parties may affect the marketing of our products. Our ability to market our products will depend in part on reimbursement levels for the cost of the products and related treatment established by health care providers, including government authorities, private health insurers and other organizations, such as health maintenance organizations, or HMOs, and managed care organizations, or MCOs. Insurance companies, HMOs, MCOs, Medicaid and Medicare administrators and others are increasingly challenging the pricing of pharmaceutical products and reviewing their reimbursement practices. In addition, the following factors could significantly influence the purchase of pharmaceutical products, which would result in lower prices and a reduced demand for our products:

         o  the trend toward managed health care in the United States;

         o  the growth of organizations such as HMOs and MCOs;

         o legislative proposals to reform health care and government insurance programs; and

         o price controls and non-reimbursement of new and highly priced medicines for which the economic therapeutic rationales are not established.

THESE COST CONTAINMENT MEASURES AND HEALTH CARE REFORM PROPOSALS COULD AFFECT OUR ABILITY TO SELL OUR PRODUCTS.

         The reimbursement status of a newly approved pharmaceutical product may be uncertain. Reimbursement policies may not include some of our products. Even if reimbursement policies of third parties grant reimbursement status for a product, we cannot be sure that these reimbursement policies will remain in effect. Limits on reimbursement could reduce the demand for our products. The unavailability or inadequacy of third party reimbursement for our products would reduce or possibly eliminate demand for our products. We are unable to predict whether governmental authorities will enact additional legislation or regulation which will affect third party coverage and reimbursement that reduces demand for our products.

OUR INDUSTRY IS HIGHLY COMPETITIVE WHICH AFFECTS OUR PRODUCT SELECTION, PRICING, GROSS PROFIT AND MARKET SHARE.

         The pharmaceutical industry is intensely competitive. Most or all of the products that we sell or license will face competition from different chemical or other agents intended to treat the same diseases. Our current and future products will also face competition from traditional forms of drug delivery and from advanced delivery systems others are developing. Our competitors vary depending upon geographic regions, product categories, and within each product category, upon dosage strengths and drug delivery systems. Some of our major competitors are:

         o  3M

         o  Astra Zeneca

         o  Barr Laboratories

         o  Boehringer Ingelheim

         o  Bristol-Myers Squibb

         o  Geneva Pharmaceuticals

         o  Glaxo Wellcome

         o  Eli Lilly

         o  Mylan Pharmaceuticals

         o  Novartis Pharmaceuticals

         o  Schering-Plough

         o  Teva Pharmaceuticals

Our competitors may be able to develop products and processes competitive with or superior to our own for many reasons, including that they may have:

         o  significantly greater financial resources;

         o  larger research and development and marketing staffs; or

         o larger production facilities or extensive experience in preclinical testing and human clinical trials.

RISKS RELATED TO THE NOTES

INCREASED LEVERAGE MAY HAVE AN IMPACT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.


         At June 30, 2001, we had approximately $1,003.6 million of consolidated indebtedness. We may incur additional indebtedness in the future. Our level of indebtedness will have several important effects on our future operations, including, without limitation:


         o a portion of our cash flow from operations will be dedicated to the payment of any interest or amortization required with respect to outstanding indebtedness;

         o outstanding indebtedness and leverage will increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure; and

         o depending on the levels of our outstanding debt, our ability to obtain additional financing for working capital, capital expenditures, general corporate and other purposes may be limited.

         Our ability to make payments of principal and interest on our indebtedness depends upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. Our business might not continue to generate cash flow at or above current levels. If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required, among other things:

         o  to seek additional financing in the debt or equity markets;

         o to refinance or restructure all or a portion of our indebtedness, including the notes;

         o  to sell selected assets; or

         o  to reduce or delay planned capital expenditures.

         Such measures might not be sufficient to enable us to service our debt. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms.

THE NOTES ARE SUBORDINATED TO OUR SENIOR INDEBTEDNESS AND EFFECTIVELY SUBORDINATED TO ALL LIABILITIES OF OUR SUBSIDIARIES.


         The notes are subordinated in right of payment to all of our existing and future senior indebtedness, and are structurally subordinated to all indebtedness or liabilities, including trade payables, of our subsidiaries and rank pari passu in right of payment with the 5 1/2% convertible senior subordinated notes due 2007 that were issued in May 2000. As of June 30, 2001, we had approximately $82.3 million of consolidated indebtedness and other obligations ranking senior to the notes. The indenture governing the notes does not restrict the incurrence of senior indebtedness or other debt by us or our subsidiaries. By reason of such subordination, in the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of our business, our assets will be available to pay the amounts due on the notes only after all senior indebtedness has been paid in full, and, therefore, there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. See "Description of Notes - Subordination of Notes."


OUR DEPENDENCE ON OUR SUBSIDIARIES FOR CASH FLOW MAY NEGATIVELY AFFECT OUR BUSINESS AND OUR ABILITY TO PAY THE PRINCIPAL, INTEREST AND OTHER AMOUNTS DUE ON THE NOTES.

         Our ability to meet our cash obligations in the future will be dependent upon the ability of our subsidiaries to make cash distributions to us. The ability of our subsidiaries to make these distributions is and will continue to be restricted by, among other limitations, applicable provisions of governing law and contractual provisions. The indenture governing the notes does not limit the ability of our subsidiaries to incur such restrictions in the future. Our right to participate in the assets of any subsidiary (and thus the ability of holders of the notes to benefit indirectly from such assets) is generally subject to the prior claims of creditors, including trade creditors, of that subsidiary except to the extent that we are recognized as a creditor of such subsidiary, in which case our claim would still be subject to any security interest of other creditors of such subsidiary. The notes, therefore, are structurally subordinated to creditors, including trade creditors, of our subsidiaries with respect to the assets of the subsidiaries against which such creditors have a claim.

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE IN CONTROL OFFER REQUIRED BY THE INDENTURE.

         If we undergo a change in control (as defined in the indenture), each holder of the notes may require us to repurchase all or a portion of the holder's notes. We cannot assure you that there will be sufficient funds available for any required repurchases of these securities if a change in control occurs. In addition, the terms of any agreements related to borrowing which we may enter from time to time may prohibit or limit or make our repurchase of notes an event of default under those agreements. If we fail to repurchase the notes in that circumstance, we will be in default under the indenture governing the notes. See "Description of Notes -- Repurchase at option of holders upon change in control."

ABSENCE OF A PUBLIC MARKET FOR THE NOTES COULD CAUSE PURCHASERS OF THE NOTES TO BE UNABLE TO RESELL THEM FOR AN EXTENDED PERIOD OF TIME.

         Although the notes trade on The PORTAL Market, there is not an established trading market for the notes and we cannot assure you than an active public trading market of the notes will develop, or, if such market develops, how liquid it will be. We have been informed by UBS Warburg LLC, the initial purchaser, that it intends to make a market in the notes. The initial purchaser may cease its market-making at any time without notice. We have no present intention of causing the notes to be listed for trading on any national securities exchange or Nasdaq stock market.

         If a trading market does not develop or is not maintained, holders of the notes may experience difficulty in reselling, or an inability to sell, the notes. If a market for the notes develops, any such market may be discontinued at any time. If a public trading market develops for the notes, future trading prices of the notes will depend on many factors, including, among other things, the price of our common stock into which the notes are convertible, prevailing interest rates, our operating results and the market for similar securities. Depending on the price of our common stock into which the notes are convertible, prevailing interest rates, the market for similar securities and other factors, including our financial condition, the notes may trade at a discount from their principal amount.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus and the documents incorporated by reference into this prospectus contain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Specifically, this prospectus and the documents incorporated into this prospectus by reference contain forward-looking statements regarding:

         o our intention to generate growth through the introductions of new proprietary drugs, the expanded sale and distribution of our current products, the acquisition of new businesses and products and strategic collaborations;

         o the ability of our research programs to develop improved forms of drugs, novel compounds and new delivery systems, including the development of improved formulations of paclitaxel and complementary products;

         o our ability to integrate operations and exploit opportunities among our subsidiaries;

         o  our capacity to become a worldwide leader in the asthma market;

         o our ability to capitalize on current relationships in the oncology market to market new brand-equivalent biotech drugs and our commercialization of Paxoral(TM) and other oncology products;

         o our capability to identify, acquire and successfully integrate new acquisitions of companies and products;

         o anticipated benefits stemming from the acquisition of Laboratorio Chile;

         o the ability of our new patented oral administration system to provide patients effective doses of paclitaxel with more convenience and reduced side-effects and the applicability of this system to other chemotherapeutic agents;

         o our ability to develop Easi-Breathe(R) for use with various compounds;

         o  our ability to further develop CFC-free inhalation aerosol products;

         o our ability to develop a corticosteroid with minimal side effects to treat asthma and inflammatory diseases of the large intestine;

         o our ability to develop new formulations and obtain marketing authorizations which will enable us to be the first, or among the first, to launch brand-equivalent products;

         o our ability to further develop and market talampanel, cladribine, human growth hormone, interferon or products to treat cystic fibrosis;

         o our ability to develop or license proprietary products for indications having large patient populations, or for which limited or inadequate treatments exist;

         o our capacity to accelerate product development and commercialization by in-licensing products and by developing new dosage forms or new therapeutic indications for existing products;

         o anticipated trends in the pharmaceutical industry and the effect of technological advances on competition;

         o  our estimates regarding the capacity of our facilities;

         o our intention to fund 2001 capital expenditures from existing cash and internally generated funds; and

         o our ability to use Laboratorio Chile and our other foreign subsidiaries to launch our proprietary and brand-equivalent pharmaceutical products in Latin American markets.

         These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following:

         o  difficulties in product development;

         o efficacy or safety concerns with respect to marketed products, whether or not scientifically justified, leading to recalls, withdrawals or declining sales;

         o our ability to identify potential acquisitions and to successfully acquire and integrate such operations or products;

         o that we may not realize the anticipated benefits of the acquisition of Laboratorio Chile;

         o  that risks will arise from the operation of Laboratorio Chile;

         o the ability of the company to obtain approval from the FDA to market new pharmaceutical products;

         o the acceptance of new products by the medical community as effective as alternative forms of treatment for indicated conditions;

         o  the outcome of any pending or future litigation;

         o the impact of new regulations or court decisions regarding the protection of patents and the exclusivity period for the marketing of branded drugs.

You should read carefully the section of this prospectus under the heading "Risk Factors" beginning on page 7. We assume no responsibility for updating forward-looking statements contained in this prospectus, any supplements to this prospectus, and in any documents that we incorporate by reference into this prospectus.

                       RATIO OF EARNINGS TO FIXED CHARGES


         The following table sets forth our consolidated ratio of earnings to fixed charges for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 and for the six months ended June 30, 2001.



                                                       YEAR ENDED DECEMBER 31,
                                           -----------------------------------------------             SIX MONTHS ENDED
                                           1996         1997       1998      1999      2000             JUNE 30, 2001
                                           ----         ----       ----      ----      ----          ------------------
Ratio of earnings to fixed charges. .      (10.5)x(1)   (9.7)x(1)  5.9x      15.3x     11.1x                11.2x



---------
(1) The dollar amounts of the coverage deficiency for the years ended December 31, 1996 and 1997 were $189.4 million and $160.5 million, respectively.


         The ratio of earnings to fixed charges was calculated by dividing earnings by total fixed charges. Earnings consist of pretax income plus fixed charges. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred debt issuance costs) and a portion of rent expense (5-8%) estimated by management to be the interest component of such rentals.


                                 USE OF PROCEEDS

         We will receive no proceeds from this offering. The selling security holders will receive the proceeds from this offering.

                            SELLING SECURITY HOLDERS

         We initially issued the notes to the initial purchaser who then sold the notes in transactions exempt from the registration requirements of the Securities Act to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act), to institutional "accredited investors" (as defined in Rule 501 under the Securities Act) in compliance with Regulation D under the Securities Act and to non-U.S. persons outside the U.S. in compliance with Regulation S. The selling security holders (which term includes their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this prospectus or prospectus supplement any or all of the notes and common stock issuable upon conversion of the notes.

         No offer or sale under this prospectus may be made by a holder of the securities unless that holder is listed in the table in this prospectus or until that holder has notified us and a supplement to this prospectus has been filed or an amendment to this registration statement has become effective. We will supplement or amend this prospectus to include additional selling security holders upon request and upon provision of all required information to us. Information concerning the selling security holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

         The following table sets forth information about each selling security holder, including the name, the number and percentage of the notes beneficially owned and being offered by the selling security holder and the number and percentage of common stock beneficially owned and being offered by the selling security holder. Unless otherwise indicated below, none of the selling security holders nor any of their affiliates, officers, directors or principal entity holders has held any position or office or has had any material relationship with us within the past three years.



                                          PRINCIPAL
                                          AMOUNT OF
                                          NOTES                           NUMBER OF SHARES OF
                                          BENEFICIALLY     PERCENTAGE     COMMON STOCK          PERCENTAGE OF
                                          OWNED AND        OF NOTES       BENEFICIALLY OWNED    COMMON STOCK
NAME AND RELATIONSHIP, IF ANY             OFFERED HEREBY   OUTSTANDING    AND OFFERED HEREBY(1) OUTSTANDING (2)
-----------------------------             --------------   -----------    ------------------    -----------
Absolute Return Fund, Ltd.                 $   821,000       .11%               20,499             .01%
Alexandra Global Investment
Fund I Ltd.                                $ 2,000,000       .28%               49,938             .02%
Allstate Insurance Company                 $ 3,200,000       .44%               79,900             .04%
Allstate Life Insurance Company            $   750,000       .10%               18,727            .009%
Argent Classic Convertible Arbitrage
Fund (Bermuda) Ltd.                        $13,000,000      1.79%              324,594             .16%
Argent Convertible Arbitrage Fund Ltd.     $ 5,500,000       .76%              137,328             .07%
Argent LowLev Convertible Arbitrage
Fund LLC                                   $   500,000       .07%               12,484            .006%
Banc of America Securities LLC             $ 8,250,000      1.14%              205,992             .10%
Bear Stearns & Co. Inc.                    $ 5,500,000       .76%              137,328             .07%
Black Diamond Capital I, Ltd.              $ 1,500,000       .21%               37,453             .02%
Black Diamond Offshore Ltd.                $ 3,397,000       .47%               84,819             .04%
BNP CooperNeff Convertible Strategies
Fund, L.P.                                 $   652,000       .09%               16,280            .008%
BNP Paribas Equity Strategies, SNC         $ 3,348,000       .46%               83,595             .04%
Calamos(R) Market Neutral Fund-
Calamos(R) Investment Trust                $ 3,200,000       .44%               79,900             .04%
Chrysler Corporation Master Retirement
Trust                                      $ 6,110,000       .84%              152,559             .08%
CFFX, LLC                                  $ 3,000,000       .41%               74,906             .04%
Consulting Group Capital
Markets Funds                              $   380,000       .05%                9,488            .005%
Deam Convertible Arbitrage Fund            $ 2,500,000       .34%               62,422             .03%



                                          PRINCIPAL
                                          AMOUNT OF
                                          NOTES                           NUMBER OF SHARES OF
                                          BENEFICIALLY     PERCENTAGE     COMMON STOCK          PERCENTAGE OF
                                          OWNED AND        OF NOTES       BENEFICIALLY OWNED    COMMON STOCK
NAME AND RELATIONSHIP, IF ANY             OFFERED HEREBY   OUTSTANDING    AND OFFERED HEREBY(1) OUTSTANDING (2)
-----------------------------             --------------   -----------    ------------------    -----------
Delta Air Lines Master Trust              $  1,530,000       .21%               38,202             .02%
Delta Pilots D&S Trust                    $    790,000       .11%               19,725             .01%
Deutsche Banc Alex Brown Inc.             $ 32,400,000      4.47%              808,988             .40%
Double Black Diamond Offshore LDC         $ 15,743,000      2.17%              393,083             .20%
First Union National Bank                 $ 40,000,000      5.52%              998,750             .50%
GLG Market Neutral Fund                   $ 14,000,000      1.93%              349,563             .17%
Grace Brothers, Ltd.                      $  2,000,000       .28%               49,938             .02%
Jersey (IMA) Ltd.                         $  2,100,000       .29%               52,434             .03%
JMG Capital Partners, L.P.                $  3,000,000       .41%               74,906             .04%
Lancer Securities Cayman Ltd.             $    750,000       .10%               18,727             .01%
Lexington (IMA) Limited                   $    584,000       .08%               14,582             .01%
LibertyView Global Volatility Fund, L.P.  $  1,300,000       .18%               32,459             .02%
LibertyView Fund LLC                      $    600,000       .08%               14,981             .01%
LibertyView Funds, L.P.                   $  6,000,000       .83%              149,813             .07%
Lipper Convertibles, L.P.                 $ 25,000,000      3.45%              624,219             .31%
Lipper Convertibles, L.P. (Class B)       $  1,000,000       .14%               24,969             .01%
Lipper Convertibles Series II, L.P.       $  2,000,000       .28%               49,938             .02%
Lipper Offshore Convertibles, L.P.        $  5,000,000       .69%              124,844             .06%
Lipper Offshore Convertibles, L.P. #2     $  1,000,000       .14%               24,969             .01%
Merrill Lynch, Pierce, Fenner &
Smith, Inc.                               $  1,385,000       .19%               34,582             .02%
Motion Picture Industry Health
Plan--Active Member Fund                  $    560,000       .08%               13,983             .01%
Motion Picture Industry Health
Plan--Retiree Member Fund                 $    240,000       .03%                5,993            .003%
Northern Income Equity Fund               $  1,000,000       .14%               24,969             .01%
OCM Convertible Limited Partnership       $    225,000       .03%                5,618            .003%
OCM Convertible Trust                     $  3,780,000       .52%               94,382             .05%
OZ Master Fund, Ltd.                      $  8,095,000      1.12%              202,122             .10%
Palladin Securities LLC                   $    750,000       .10%               18,727             .01%
Paloma Securities LLC                     $ 21,000,000      2.90%              524,344             .26%
Partner Reinsurance Company Ltd.          $    945,000       .13%               23,595             .01%
SG Cowen Securities Inc.                  $ 13,500,000      1.86%              337,078             .17%
State Employees' Retirement Fund of the
State of Delaware                         $  2,425,000       .33%               60,549             .03%
State of Connecticut Combined
Investment Funds                          $  5,210,000       .72%              130,087             .06%
The Northwestern Mutual Life Insurance
Company                                   $  4,000,000       .55%               99,875             .05%
The Northwestern Mutual Life Insurance
Company for its Group Annuity
Separate Account                          $    250,000       .03%                6,242            .003%
TQA Master Fund, Ltd.                     $     90,000       .01%                2,247            .001%
TQA Master Plus Fund, Ltd.                $  3,410,000       .47%               85,143             .04%
Vanguard Convertible Securities
Fund, Inc.                                $  6,685,000       .92%              166,916             .08%
White River Securities L.L.C              $  5,500,000       .76%              137,328             .07%
Wilmington Trust Company as
Owner Trustee for the Forrestal
Funding Master Trust                      $ 40,000,000      5.52%              998,750             .50%
Worldwide Transactions Ltd.               $    860,000       .12%               21,473             .01%
Any other holder of notes or
future transferee, pledgee, donee,
or successor of any such holder(3)        $386,685,000     53.34%            9,655,041            4.59%



-----------
(1) Assumes conversion of all of the holder's notes into 24.96875 shares of our common stock, par value $.10 per share, per $1,000 principal amount of notes, as adjusted to reflect the five-for-four stock split paid in common stock on May 18, 2001 in the form of a 25% dividend. This conversion rate, however, will be subject to further adjustment as described under "Description of Notes--Conversion." As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.


(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 200,627,525 shares of common stock outstanding as of July 31, 2001. In calculating the percentage of common stock outstanding for each selling security holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of the particular selling security holder's notes.



(3) Information about other selling security holders will be set forth in one or more amendments to this registration statement or prospectus supplements, if required. Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the conversion rate.

         We prepared this table based on the information supplied to us by the selling security holders named in the table and we have not sought to verify such information.

         The selling security holders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table was provided to us. Information about the selling security holders may change over time.

         Because the selling security holders may offer all or some of the notes or the shares of common stock issuable upon conversion of the notes from time to time, we cannot estimate the amount of the notes or shares of common stock that will be held by the selling security holders upon the termination of any particular offering by a selling security holder. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

         On May 4, 2001, we issued and sold $725,000,000 of 4 1/2% convertible senior subordinated notes due 2008 IN private placement transactions to qualified institutional buyers (as defined in Rule 144A under the Securities
Act), to institutional "accredited investors" (as defined in Rule 501 under the Securities Act) in compliance with Regulation D under the Securities Act and to non-U.S. persons outside the U.S. in compliance with Regulation S. We will not receive any of the proceeds from this offering. The selling security holders will receive the proceeds from this offering.

         The selling security holders and their successors, which term includes their transferees, pledgees or donees or their successors may from time to time sell the notes and the common stock covered by this prospectus directly to purchasers or offer the notes and common stock through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling security holders and/or the purchasers of securities for whom they may act as agent, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

         The notes and the common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. The notes and the common stock may be sold by one or more of, or a combination of, the following:

         o a block trade in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

         o an exchange distribution in accordance with the rules of such exchange;

         o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

         o  in privately negotiated transactions.

         In connection with the sale of the notes and common stock, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the securities and deliver these securities to close out such short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities.

         The aggregate proceeds to the selling security holders from the sale of the securities offered by them hereby will be the purchase price of such securities less discounts and commissions, if any. The selling security holder reserves the right to accept and, together with its agent from time to time, to reject, in whole or in part, any proposed purchase of securities to be made directly or through agents.

         Our notes are traded on The PORTAL Market. Our common stock is listed for trading on the American Stock Exchange.

         In order to comply with the securities laws of some states, if applicable, the securities may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.

         The selling security holders and any underwriters, broker-dealers or agents that participate in the sale of the securities, may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the securities may be underwriting discounts and commissions under the Securities Act. If any selling security holder is an "underwriter" within the meaning of Section 2(11) of the Securities Act it will be subject to the prospectus delivery requirements of the Securities Act. The selling security holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provision.

         In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The selling security holder may not sell any security described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

         At the time of a particular offering of securities by a selling security holder, a supplement to this prospectus, if required, will be circulated setting forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling security holders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

                              DESCRIPTION OF NOTES

         On May 4, 2001, we issued and sold $725,000,000 of 4 1/2% convertible senior subordinated notes due 2008 in private placement transactions to qualified institutional buyers (as defined in Rule 144A under the Securities
Act), accredited investors (as defined in Rule 501 under the Securities Act) and non-U.S. persons (as defined in Regulation S under the Securities Act). The notes were issued under the Indenture dated as of May 4, 2001 between us and U.S. Bank Trust National Association as trustee (the "Indenture"). The following statements are subject to the detailed provisions of the Indenture and are qualified in their entirety by reference to the Indenture. The Indenture is by its terms subject to and governed by the Trust Indenture Act of 1939. Copies of the Indenture are available for review at the corporate office of the trustee and may also be obtained from us upon request. Particular provisions of the Indenture which are referred to in this prospectus are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by the reference. For purposes of this summary, the terms "IVAX", "we", "us", "our" and "company" refer only to IVAX Corporation and not to any of our subsidiaries. References to "interest" shall be deemed to include "liquidated damages" unless the context otherwise requires.

GENERAL

         The notes represent our unsecured general obligations, subordinate in right of payment to certain of our other obligations as described below under "Subordination of Notes", and convertible into common stock as described below under "Conversion." The notes rank pari passu with our $250.0 million principal amount of 5 1/2% convertible senior subordinated notes due 2007. We will pay interest on the notes semiannually on May 15 and November 15 of each year, with the first payment to be made on November 15, 2001, at the rate of 4 1/2% per annum, to the persons who are registered holders of notes at the close of business on the preceding May 1st and November 1st, respectively. Interest payments on the notes are subject to exceptions in the case of notes redeemed or repurchased upon a change in control between a record date and the next succeeding interest payment date. Unless previously redeemed, repurchased or converted, the notes will mature on May 15, 2008. We may pay principal, premium, if any, and interest by check and may mail an interest check to a holder's registered address. Holders must surrender notes to the paying agent to collect principal payments.

         We issued the notes without coupons in denominations of $1,000 and whole multiples of $1,000. A holder may transfer, exchange or convert notes in accordance with the Indenture. We will not impose any service charge for any transfer, exchange or conversion of the notes, except for any tax or other governmental charges that may be imposed in connection with any transfers, exchanges or conversion. The registrar for the notes need not transfer or exchange any notes selected for redemption. The registered holder of a note may be treated as its owner for all purposes.

         Initially, the trustee will act as registrar, paying agent and conversion agent. We may appoint an additional, or change any, paying agent, registrar or conversion agent without notice. We may act in any such capacity.

         The Indenture does not contain any financial covenants or any restrictions on the payment of dividends or on the repurchase of our securities. The Indenture does not require us to maintain any sinking fund or other reserves for repayment of the notes.

CONVERSION

          Holders of notes will be entitled at any time after the original issuance of the notes and before the close of business on the date of maturity of the notes, subject to prior redemption or repurchase, to convert the notes, or portions thereof (if the portions are $1,000 or whole multiples thereof) into
24.96875 shares of common stock per $1,000 of principal amount of notes. This rate results in a conversion price of approximately $40.05 per share. Except as described below, the number of shares into which a note is convertible will not be adjusted for dividends on any common stock issued on conversion. We will not issue fractional shares of common stock upon conversion of notes and instead will deliver a check in lieu of the fractional share based upon the market value of the common stock on the last trading day prior to the conversion date. In the case of notes called for redemption, conversion rights will expire at the close of business on the date five business days prior to the redemption date, and in the event any holder exercises its repurchase right (as defined below), such holder's conversion right will terminate upon IVAX' receipt of the written notice of exercise of the repurchase right. In the case of notes called for redemption on a redemption date between a record date and the opening of business on the next succeeding interest payment date, no cash interest will be payable on any notes converted during such period. See "Description of Notes - Redemption - Repurchase at option of holders upon change in control."

         We are not obligated to pay interest on a note that is converted, unless the conversion takes place between a record date for the payment of interest and the next succeeding interest payment date, in which case we will pay interest on the interest payment date to the registered holder of the note on the record date. Accordingly, if a note is converted between a record date and the next succeeding interest payment date, the note must be accompanied by funds equal to the interest payable to the registered holder on the interest payment date on the principal amount being converted, unless the note has been called for redemption on a redemption date between the record date and the interest payment date. A note converted on an interest payment date need not be accompanied by any payment, and the interest on the principal amount of that note will be paid on the interest payment date to the registered holder of that note on the immediately preceding record date.

         The number of shares issuable on conversion is subject to adjustment as set forth in the Indenture in certain events, including:

         o the payment of dividends or distributions on the common stock in shares of capital stock;

         o subdivisions or combinations of the common stock into a greater or smaller number of shares;

         o a reclassification of the common stock resulting in an issuance of any shares of our capital stock;

         o the distribution of rights or warrants to all holders of common stock entitling them for a period of sixty days or less to purchase common stock at less than the market price at that time; and

         o the distribution to all holders of common stock of assets or debt securities or any rights or warrants to purchase assets or debt securities, which assets, debt securities, rights or warrants have an aggregate fair market value on the date such distribution is declared that exceeds the "permitted dividend amount."

The "permitted dividend amount" equals:

         o 10% of our market capitalization (the product of the current market price of the common stock and the number of shares of common stock outstanding as of any particular date) minus

         o the aggregate value of all dividends or distributions made to holders of common stock within the 12 months preceding such distribution (excluding any distributions or dividends referred to in the first four bullet points in the preceding paragraph), except that with respect to any distribution not paid out of our retained earnings, the permitted dividend amount shall be zero, unless the dividend is paid out of consolidated net income or in the form of common stock.

         The terms of the notes do not require any adjustment for rights to purchase common stock pursuant to any plans we have for reinvestment of dividends or interest, or for a change in the par value of the common stock. To the extent that notes become convertible into cash, no adjustment will be required thereafter as to cash. No adjustment in the number of shares issuable on conversion will be made unless such adjustment would require a change of at least 1% in the conversion rate; however, any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. We reserve the right to make such increases in the conversion rate in addition to those required in the foregoing provisions as we in our discretion shall determine to be advisable in order that stock-related distributions hereafter made by us to our stockholders shall not be taxable or for any other appropriate reason. Except as stated above, the number of shares issuable on conversion will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock, or carrying the right to purchase any of the foregoing.

         If we reclassify the common stock or merge into, or transfer or lease substantially all of our assets to, another corporation, the holders of the notes then outstanding will be entitled thereafter to convert their notes into the kind and amount of shares of capital stock, other securities, cash or other assets which they would have owned immediately after such event had such notes been converted immediately before the effective date of the transaction.

         Adjustments in the number of shares issuable upon conversion may in certain circumstances result in constructive distributions that could be taxable as dividends under the Internal Revenue Code of 1986, as amended, to holders of notes or to holders of common stock issued upon conversion thereof. See "Certain United States Federal Income Tax Considerations -- United States Holders --Dividends on the Common Stock."

REDEMPTION

          The notes are not redeemable prior to May 29, 2004.

         No "sinking fund" is provided for the notes, which means that the Indenture does not require us to redeem the notes prior to their stated maturity.

         REDEMPTION AT IVAX' OPTION

         The notes will be redeemable at our option, in whole or in part, at any time on or after May 29, 2004 on any date not less than 30 nor more than 60 days after the mailing of a redemption notice to each holder of notes to be redeemed at its address appearing in the security register. The redemption price for the notes, expressed as a percentage of principal amount, is as follows:

                         PERIOD BEGINNING                  REDEMPTION PRICE
                         ----------------                  ----------------

                         May 29, 2004......................102.571%
                         May 16, 2005......................101.929%
                         May 16, 2006......................101.286%
                         May 16, 2007......................100.643%

We will also pay accrued interest to the redemption date.

         REPURCHASE AT OPTION OF HOLDERS UPON CHANGE IN CONTROL

         Upon any change in control (as defined below) with respect to IVAX, each holder of the notes shall have the right, at the holder's option, to require us to repurchase all of such holder's notes or a portion thereof (in a minimum amount of $1,000 or any integral multiple thereof), on the date that is 45 days after the date of the notice from us (as described in the next paragraph) at a repurchase price equal to 100% of the principal amount of such holder's notes tendered for repurchase, plus accrued interest to the repurchase date.

         Within 30 days after the occurrence of a change in control, we will be obligated to mail to all holders of record of the notes a notice of the occurrence of such change in control and the repurchase right arising as a result thereof. We will deliver a copy of the notice to the trustee and will cause a copy of the notice to be published in The New York Times and The Wall Street Journal or another newspaper of national circulation. To exercise the repurchase right, a holder of notes must, on or before the 30th day after the date of the notice, deliver an irrevocable written notice to us (or an agent designated by us for such purpose) and the trustee of the holder's exercise of its repurchase right, together with the notes with respect to which the repurchase right is being exercised, duly endorsed for transfer.

         A "change in control" of IVAX means:

         o the acquisition by any person, entity or "group", within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act (excluding, for this purpose, IVAX and its subsidiaries, any employee benefit plan of IVAX or its subsidiaries which acquires beneficial ownership of voting securities of IVAX and any current affiliate of IVAX whose beneficial ownership does not in the future exceed 45% of common stock), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of shares of common stock sufficient to elect a majority of directors;

         o persons who, as of the date of the Indenture, constitute the Board of Directors (the "incumbent board") cease for any reason to constitute at least a majority of the Board of Directors, provided that any person becoming a director subsequent to the date hereof whose election, or nomination for election by our stockholders, was approved by a vote of at least a majority of the directors then comprising the incumbent board shall be considered as though such person were a member of the incumbent board;

         o approval by our stockholders of a reorganization, merger or consolidation, in each case, with respect to which persons who were our stockholders immediately prior to such reorganization, merger or consolidation do not, immediately thereafter, beneficially own shares sufficient to elect a majority of directors of the reorganized, merged or consolidated company; or

         o a liquidation or dissolution of IVAX (other than pursuant to the United States Bankruptcy Code) or the conveyance, transfer or leasing of all or substantially all of our assets to any person.

         No quantitative or other established meaning has been given to the phrase "all or substantially all" (which appears in the definition of change in control) by courts which have interpreted this phrase in various contexts. In interpreting this phrase, courts make a subjective determination as to the portion of assets conveyed, considering such factors as the value of assets conveyed and the proportion of an entity's income derived from the assets conveyed. To the extent the meaning of such phrase is uncertain, it may be uncertain whether a change in control has occurred (and, accordingly, whether the holders of notes have the right to require us to repurchase their notes).

         The occurrence of a change in control might, under the terms of the indebtedness incurred by us from time to time, permit the lenders to require prepayment of some or all amounts outstanding under our debt agreements. See "Capitalization." In the event of a change in control, any repurchase of the notes could, absent waiver or payment in full of any amounts outstanding under such indebtedness or credit facilities, be prevented. See "--Subordination of Notes." Our failure to repurchase the notes when required would result in an event of default with respect to the notes whether or not such repurchase is permitted by the lenders. The right to require us to repurchase notes could delay or deter a change in control of IVAX, even if such change in control were supported by the Board of Directors.

         If a change in control occurs, there can be no assurance that we would have sufficient funds or financing to repay any senior indebtedness then required to be repaid or to repurchase any or all notes then required to be repurchased under the Indenture. If an offer is made to repurchase notes as a result of a change in control, we intend to comply with all tender offer rules, including but not limited to Section 13(e) and 14(e) under the Exchange Act and Rules 13e-1 and 14e-1 thereunder, to the extent applicable to such offer.

SUBORDINATION OF NOTES

         Upon any distribution to our creditors in a liquidation or dissolution of IVAX or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to IVAX or its property, the payment of all amounts due on the notes (other than cash payments due upon conversion in lieu of fractional shares) will be subordinated, to the extent provided in the Indenture, in right of payment to the prior payment in full of all senior indebtedness and all indebtedness of our subsidiaries.

         We will not pay, directly or indirectly, any amount due on the notes (including any repurchase price pursuant to the exercise of the repurchase right), or acquire any of the notes, in the following circumstances:

         o if any default in payment of principal, premium, if any, or interest on senior indebtedness (as defined below) exists, unless and until the default has been cured or waived or has ceased to exist;

         o if any default, other than a default in payment of principal, premium, if any, or interest, has occurred with respect to senior indebtedness, and that default permits the holders of the senior indebtedness to accelerate its maturity, until the expiration of the "payment blockage period" described below unless and until the default has been cured or waived or has ceased to exist; or

         o if the maturity of senior indebtedness has been accelerated, until the senior indebtedness has been paid or the acceleration has been cured or waived.

         A "payment blockage period" is a period of 183 days that begins on the date that we receive a written notice from any holder of senior indebtedness or a holder's representative, or from a trustee under an indenture under which senior indebtedness has been issued, that an event of default with respect to and as defined under any senior indebtedness (other than default in payment of the principal of, or premium, if any, or interest on any senior indebtedness) which event of default permits the holders of senior indebtedness to accelerate its maturity has occurred and is continuing. However, if the maturity of such senior indebtedness is accelerated, no payment may be made on the notes until such senior indebtedness that has matured has been paid or such acceleration has been cured or waived.

         Senior indebtedness is defined in the Indenture as all indebtedness (as defined below) of IVAX outstanding at any time except indebtedness that by its terms is subordinate in right of payment to the notes or indebtedness that is not otherwise senior in right of payment to the notes. Senior indebtedness does not include indebtedness of IVAX to any of its subsidiaries.

         Indebtedness is defined with respect to any person as the principal of, and premium, if any, and interest on (a) all indebtedness of such person for borrowed money (including all indebtedness evidenced by notes, bonds, debentures or other securities sold by such person for money), (b) all obligations incurred by such person in the acquisition (whether by way of purchase, merger, consolidation or otherwise and whether by such person or another person) of any business, real property or other assets (except inventory and related items acquired in the ordinary course of the conduct of the acquiror's usual business), (c) guarantees by such person of indebtedness described in clause (a) or (b) of another person, (d) all renewals, extensions, refundings, deferrals, restructurings, amendments and modifications of any indebtedness, obligation or guarantee, (e) all reimbursement obligations of such person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such person, (f) all capital lease obligations of such person and (g) all net obligations of such person under interest rate swap, currency exchange or similar agreements of such person.

         By reason of the subordination provisions described above, in the event of insolvency, funds which would otherwise be payable to note holders will be paid to the holders of senior indebtedness to the extent necessary to pay senior indebtedness in full. As a result of these payments, our general creditors may recover less, ratably, than holders of senior indebtedness and such general creditors may recover more, ratably, than holders of notes or other subordinated indebtedness of IVAX.


         There are no restrictions in the Indenture upon the creation of additional senior indebtedness by us, or on the creation of any indebtedness by us or any of our subsidiaries. As of June 30, 2001 we had approximately $82.3 million of consolidated indebtedness and other obligations effectively ranking senior to the notes.


PROHIBITION ON LAYERING

          The Indenture will provide that we will not incur, create, issue, guarantee or otherwise become liable for any indebtedness that is both (a) subordinate or junior in right of payment to any senior indebtedness and (b) senior in any respect in right of payment to the notes.

MERGER OR CONSOLIDATION

         The Indenture does not permit us to consolidate with, or merge into, or transfer or lease all or substantially all of our assets to, another person unless such other person is a corporation, limited liability company or other entity organized under the laws of the United States, any State thereof or the District of Columbia and such person assumes by supplemental indenture all of our obligations under the notes and the Indenture, and immediately after giving effect to the transaction, no default shall exist.

RULE 144A INFORMATION REQUIREMENT

         We have agreed to furnish to the holders or beneficial holders of the notes and prospective purchasers of the notes designated by the holders of the notes, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act at any time while (1) the notes or the common stock issuable upon conversion of the notes are restricted securities within the meaning of the Securities Act and (2) we are not subject to the informational requirements of the Exchange Act.



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



DEFAULTS AND REMEDIES

         An event of default includes the occurrence of any of the following:

         o default for 30 days in payment of interest or liquidated damages on the notes;

         o default in payment of principal at maturity, upon redemption or exercise of a repurchase right or otherwise;

         o our failure for 60 days after notice to us to comply with any of our other agreements in the Indenture or the notes; and

         o  certain events of bankruptcy or insolvency.

         If an event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the notes may declare all the notes to be due and payable immediately, except for defaults due to certain events of bankruptcy or insolvency, in which case if an event of default occurs and is continuing, the aggregate principal amount on the date of notice of acceleration shall automatically become immediately due and payable. The trustee may require indemnity satisfactory to it before it enforces the Indenture or the notes. Subject to certain limitations, holders of a majority in principal amount of the notes may direct the trustee in its exercise of any trust power. The trustee may withhold notice of any default (except a default in payment of amounts due) if it determines that withholding notice is in the interests of the holders of the notes. We are required to file with the trustee annually an officers' statement as to the absence of defaults in fulfilling any of our obligations under the Indenture.

MODIFICATIONS OF THE INDENTURE

         We and the trustee may amend the Indenture without notice to any note holder but with the written consent of the holders of a majority in principal amount of the outstanding notes. However, without the consent of each note holder affected, an amendment may not:

         o reduce the amount of notes whose holders must consent to an amendment;

         o reduce the rate or change the time for payment of interest on any note;

         o reduce the principal of or change the fixed maturity of any note (including, without limitation, the optional redemption provisions);

         o  make any note payable in money other than that stated in the note;

         o change the provisions of the Indenture regarding the right of a majority of the note holders to waive defaults under the Indenture or impair the right of any note holder to institute suit for the enforcement of any payment of principal and interest on the notes on and after their respective due dates; or

         o make any change that adversely affects the rights to convert any note or to require us to repurchase any note upon a change in control.

SATISFACTION AND DISCHARGE OF INDENTURE

         The Indenture will be discharged and canceled upon the satisfaction of certain conditions, including the payment of all the notes or the deposit with the trustee, within not more than six months prior to the maturity of the notes or within one year of redemption of all of the notes, of funds sufficient for such payment or redemption.

REPORTS TO TRUSTEE

         We will regularly furnish to the trustee copies of our annual report to stockholders, containing audited financial statements, and any other financial reports which we furnish to our stockholders.

LISTING

         The notes trade on The PORTAL Market. The common stock is listed on the American Stock Exchange under the symbol "IVX."

BOOK ENTRY

         The notes were issued in the form of a global security issued in reliance on Rule 144A, a global security issued in reliance on Regulation S and a global security issued to institutional "accredited investors" (as defined in Rule 501 under the Securities Act). Upon the issuance of a global security, the depository or its nominee will credit the accounts of persons holding through it with the respective principal amounts of the notes represented by such global security. Such accounts will be designated by the initial purchaser with respect to notes placed by the initial purchaser for us. Ownership of beneficial interests in a global security will be limited to persons that have accounts with the depository ("participants") or persons that may hold interests through participants. Ownership of beneficial interests by participants in a global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depository for such global security. Ownership of beneficial interests in such global security by persons that hold through participants will be shown on, and the transfer of that ownership interest through such participant will be effected only through, records maintained by such participant. The foregoing may impair the ability to transfer beneficial interests in a global security.

         Payment of all amounts due on notes represented by any such global security will be made to the depository or its nominee, as the case may be, as the sole holder of the notes represented thereby for all purposes under the Indenture. None of IVAX, the trustee, any agent of IVAX or the trustee or the initial purchaser will have any responsibility or liability for any aspect of the depository's records relating to or payments made on account of beneficial ownership interests in global security representing any notes or for maintaining, supervising or reviewing any of the depository's records relating to such beneficial ownership interests.

         We have been advised by the depository that, upon receipt of any payment on any global security, the depository will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security as shown on the records of the depository. Payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name", and will be the sole responsibility of such participants.

         A global security may not be transferred except as a whole by the depository for such global security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by such depository or any such nominee to a successor of such depository or a nominee of such successor. If the depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed by us or the depository within 90 days, we will issue notes in definitive form in exchange for the global security. In either instance, an owner of a beneficial interest in the global security will be entitled to have



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

notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such notes in definitive form. Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons. Amounts due on the notes will be payable, and the notes may be presented for registration of transfer or exchange, at the offices of the trustee.

         So long as the depository for a global security, or its nominee, is the registered owner of such global security, such depository or such nominee, as the case may be, will be considered the sole holder of the notes represented by such global security for the purposes of receiving payment on the notes, receiving notices and for all other purposes under the Indenture and the notes. Beneficial interests in notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by the depository and its participants. Cede & Co. has been appointed as the nominee of the depository. Except as provided above, owners of beneficial interests in a global security will not be entitled to and will not be considered the holders thereof for any purposes under the Indenture. Accordingly any such person owning a beneficial interest in such a global security must rely on the procedures of the depository, and, if any such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Indenture provides that the depository may grant proxies and otherwise authorize participants to give or to take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the Indenture. We understand that under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in such a global security desires to give or take any action which a holder is entitled to give or take under the Indenture, the depository would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

         The Depository Trust Company ("DTC") has been appointed as the initial depository. DTC has advised us that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the initial purchaser), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depository. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

         Beneficial interests in any global security may be exchanged for beneficial interests in any other global security only in connection with a transfer of such interest. Such transfers are subject to compliance with customary certification requirements which are set forth in the Indenture.

         Any beneficial interest in one of the global securities that is exchanged for an interest in any other global security will cease to be an interest in such global security and will become an interest in such other global security. Accordingly, such interest will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in such other global security for as long as it remains such an interest. Any exchange of a beneficial interest in one global security for a beneficial interest in any other global security will be effected by DTC by means of an instruction originated by the trustee through its Deposit/Withdraw at Custodian ("DWAC") system. Accordingly, in connection with any such exchange, appropriate



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

adjustments will be made in the records of the registrar to reflect a decrease in the principal amount of such global security and a corresponding increase in the principal amount of such other global security.

PAYMENTS OF PRINCIPAL AND INTEREST

         The Indenture will require that payments in respect of the notes held of record by DTC or its nominee (including notes evidenced by the global securities) be made in same day funds. Payments in respect of the notes held of record by holders other than DTC may, at our option, be made by check and mailed to such holders of record as shown on the register for the notes.

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

         We and the initial purchaser entered into a Registration Rights Agreement dated May 4, 2001. Pursuant to the Registration Rights Agreement, we agreed with the initial purchaser of the notes to file a shelf registration statement, of which this prospectus is a part, covering the resales of the notes and the common stock issuable upon the conversion of the notes in accordance with Rule 415 under the Securities Act.

         Subject to certain rights to suspend use of the shelf registration statement, we will use our best efforts to cause a shelf registration statement to be declared effective and to keep the shelf registration statement effective until the earliest of (i) two years from the effective date of the shelf registration statement, (ii) the date on which the notes or underlying shares of common stock have been effectively registered under the Securities Act and disposed of, whether or not in accordance with the shelf registration statement, and (iii) the date which is two years after the later of the date of original issue of the notes and the last date that we or any of our affiliates was the owner of such notes (or any predecessor thereto) or such shorter period of time as permitted by Rule 144(k) under the Securities Act or any successor provision thereunder. There can be no assurance that we will be able to maintain an effective and current registration statement as required. The absence of such a registration statement may limit a holder's ability to sell the securities offered hereby or adversely affect the price at which the securities can be sold.

         We have agreed to pay predetermined liquidated damages as described herein to holders of the notes and the holders of common stock issued upon conversion of the notes, who have timely provided the required selling shareholder information to us if the shelf registration statement is not declared effective by October 31, 2001 (180 days from of the date on which the notes were originally issued) or the shelf registration statement ceases to be effective (without being succeeded immediately by an additional registration statement filed and declared effective) or usable for the sale of the notes or the common stock underlying the notes for a period of time (including any period of time where offers or sales are prohibited) which shall exceed 60 days in the aggregate in any 12-month period. The liquidated damages shall accrue at a rate of 0.25% per year per $1,000 principal amount of the notes and, if applicable, on an equivalent basis per share of common stock (subject to adjustment in the event of stock splits, stock recombinations, stock dividends and the like) for each 90-day period until the shelf registration statement is declared effective or again becomes effective or usable, as the case may be, up to a maximum amount of liquidated damages of 0.75% per year per $1,000 principal amount of the notes and, if applicable, on an equivalent basis per share of common stock (subject to adjustment as set forth above).

         The foregoing summary does not purport to be complete and is subject to, and is qualified in its entirety by references to, the provisions of the registration rights agreement. Copies of the Registration Rights Agreement are available from us or the initial purchaser upon request.

GOVERNING LAW

         The Indenture and, except as may otherwise be required by mandatory provisions of law, notes will be governed by and construed in accordance with the laws of the State of New York, without giving effect to such state's conflicts of laws principles.

                          DESCRIPTION OF CAPITAL STOCK

DESCRIPTION OF COMMON STOCK

         We have the authority to issue 437,500,000 shares of common stock, par value $0.10 per share. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. The holders of common stock have equal, ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors, and are entitled to share ratably in all of the assets available for distribution to holders of common stock upon the liquidation, dissolution or winding-up of our affairs. Holders of common stock do not have preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions in our Articles of Incorporation. The outstanding shares of common stock are fully paid and nonassessable. Our Articles of Incorporation do not provide for cumulative voting by shareholders. Our Common Stock is listed on the American Stock Exchange under the trading symbol "IVX."

DESCRIPTION OF COMMON STOCK PURCHASE RIGHTS

         On December 19, 1997, our Board of Directors declared a dividend of one common stock Purchase Right (the "Right(s)") for each outstanding share of common stock. The dividend was payable as of December 29, 1997 to shareholders of record on that date. Each Right entitles the registered holder to purchase from us one-half (1/2) of a share of common stock at a price of $15 (post-split) per one-half (1/2) of a share (the "Exercise Price"), subject to certain adjustments. The description and terms of the Rights are set forth in that certain Rights Agreement (the "Rights Agreement") between us and the rights agent named therein. The Rights are not exercisable and are not certificated until the Distribution Date (as defined below). Until that time the Rights will automatically trade with the common stock. The Rights will expire at the close of business on December 18, 2007, unless earlier redeemed by us. The number of shares of common stock issuable upon exercise of the Rights is subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the common stock. The Exercise Price for the Rights is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of common stock. Until a Right is exercised, the holder of a Right will have no rights as a shareholder, including, without limitation, the right to vote or to receive dividends.

         DISTRIBUTION DATE

         Unless earlier redeemed by our Board of Directors, the Rights become exercisable upon the close of business on the Distribution Date which is the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons, with certain exceptions, has acquired beneficial ownership of 15% or more of our outstanding voting stock (an "Acquiring Person") and (ii) the tenth business day (or such later date as may be determined by our Board of Directors) after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in the ownership of 15% or more of our outstanding voting stock.

         EFFECT OF TRIGGERING EVENT

         Unless the Rights are earlier redeemed, in the event that, after the time that a person becomes an Acquiring Person, we were to be acquired in a merger or other business combination (in which any shares of common stock are changed into or exchanged for other securities or assets) or more than 50% of our subsidiaries' (taken as a whole) assets or earning power were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Exercise Price. In addition, unless the Rights are earlier redeemed, if a person or group (with certain exceptions) becomes the beneficial owner of 15% or more of our voting stock, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right, other than the Acquiring Person (whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares of common stock having a market value at the time of the transaction equal to two times the Exercise Price. The Rights Agreement also grants our Board of Directors the option, after any person or group acquires beneficial ownership of 15% or more of the voting stock but before there has been a 50% acquisition, to exchange one share of common stock for each then valid Right (which would exclude Rights held by the Acquiring Person that have become void).

         REDEMPTION

         At any time on or prior to the close of business on the tenth day after the time that a person has become an Acquiring Person (or such later date as a majority of our Board of Directors may determine), we may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon the effective time of the action of our Board of Directors authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

         AMENDMENT

         For as long as the Rights are then redeemable, we may, except with respect to the Redemption Price or date of expiration of the Rights, amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, we may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such.

         CERTAIN EFFECTS OF THE RIGHTS

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who attempts to acquire us on terms not approved by our Board of Directors. The Rights should not interfere with any merger or other business combination approved by our Board of Directors because we may redeem them at $.01 per Right at any time until the close of business on the tenth day (or such later date as described above) after a person or group has obtained beneficial ownership of 15% or more of our voting stock.

                      TRANSFER AGENT, REGISTRAR AND TRUSTEE

         The transfer agent and trustee for the notes is U.S. Bank Trust National Association at 180 East Fifth Street, St. Paul, Minnesota 55101. The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services, LLC, 85 Challenger Road, Overpeck Centre, Ridgefield Park, New Jersey 07660.



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


             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following is a summary of certain material United States federal income and estate tax considerations relating to the purchase, ownership and disposition of the notes and of common stock into which notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the applicable Treasury Regulations promulgated thereunder ("Regulations"), judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. This summary deals only with holders that purchase notes at their original issuance at their issue price. This summary also deals only with holders that will hold notes and common stock into which notes may be converted as "capital assets" (within the meaning of Section 1221 of the Code). This summary does not purport to deal with all aspects of United States federal income or estate taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it address tax considerations applicable to investors that may be subject to special tax rules, such as certain financial institutions, tax-exempt organizations, S Corporations, insurance companies, broker-dealers, dealers or traders in securities or currencies, expatriates subject to Code Section 877 and taxpayers subject to the alternative minimum tax, and also does not discuss notes held as part of a hedge, straddle, "synthetic security" or other integrated investment composed of a note and one or more other investments, or situations in which the functional currency of the holder is not the United States dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. We have not sought any ruling from the Internal Revenue Service (the "Service") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Service will agree with such statements and conclusions.

         THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY. INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

         The term "United States Holder" means a holder of a note that is, for United States federal income tax purposes, (A) a citizen or resident of the United States, (B) a corporation created or organized under the laws of the United States or of any political subdivision thereof, (C) an estate, the income of which is subject to United States federal income taxation regardless of source, or (D) a trust, if (x) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (y), in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Regulations to treat such trust as a domestic trust. The term "Non-United States Holder" means a holder of a note that is neither a United States Holder nor a partnership for United States federal income tax purposes.

         A partnership for United States federal income tax purposes is not subject to the income tax on income derived from holding the notes. A partner of the partnership may be subject to tax on such income pursuant to rules similar to the rules for United States Holders or Non-United States Holders depending on whether (i) the partnership is a United States or a non-United States partnership, (ii) the partner is a United States or a non-United States person, and (iii) the partnership is or is not engaged in a United States trade or business to which income or gain from the notes is effectively connected.

UNITED STATES HOLDERS

         PAYMENT OF INTEREST

         The semiannual interest payments on the notes will be qualified stated interest. Consequently, a United States Holder of a note generally will be required to include such interest in ordinary income when it is received or when it accrues, depending upon such holder's method of accounting for United States federal income tax purposes. The notes will not be issued with original issue discount, and, accordingly issues relating to original issue discount are not summarized in this document.

         SALE, EXCHANGE OR REDEMPTION OF THE NOTES

         Upon the sale, exchange or redemption of a note, a United States Holder generally will recognize capital gain or loss equal to the difference between
(i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued and unpaid interest, which is treated as interest subject to the rules discussed above under "Payment of Interest") and (ii) such holder's adjusted tax basis in the note. A United States Holder's adjusted tax basis in a note generally will equal the cost of the note to such holder. Such capital gain or loss will be long-term capital gain or loss if the United States Holder's holding period in the note is more than one year at the time of sale, exchange or redemption.

         CONVERSION OF THE NOTES

         A United States Holder generally will not recognize any income, gain or loss upon conversion of a note into common stock, except with respect to cash received in lieu of a fractional share of common stock. Such holder's tax basis in the common stock received on conversion of a note will be the same as such holder's adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the common stock received on conversion will generally include the holding period of the note converted.

         Cash received in lieu of a fractional share of common stock upon conversion should be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally should result in capital gain or loss measured by the difference between the cash received for the fractional share and the United States Holder's adjusted tax basis in the fractional share.

         DIVIDENDS ON THE COMMON STOCK

         The amount of any distribution by us in respect of the common stock (including any liquidated damages in respect of common stock as described above under "Description of Notes - Registration Rights; Liquidated Damages") will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend, subject to a tax as ordinary income, to the extent of our current or accumulated earnings and profits, then as a tax-free return of capital to the extent of the holder's tax basis in the common stock, and thereafter as capital gain from the sale or exchange of such stock, long-term or short-term depending on whether the holder's holding period exceeds one year.

         In general, a dividend distribution to a corporate United States Holder will qualify for the 70% dividends received deduction if the holder owns less than 20% of the voting power and value of our stock (other than any non-voting, non-convertible, non-participating preferred stock). A corporate United States Holder that owns 20% or more of the voting power and value of our stock (other than any non-voting, non-convertible, non-participating preferred stock) generally will qualify for an 80% dividends received deduction. The dividends received deduction is subject, however, to certain holding period, taxable income and other limitations.

         If at any time (i) we make a distribution of cash or property to our stockholders or purchase common stock and such distribution or purchase would be taxable to such stockholders as a dividend for United States federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of ours, but generally not stock dividends or rights to subscribe for common stock) and, pursuant to the antidilution provisions of the Indenture, the conversion price of the notes is decreased, or (ii) the conversion price of the notes is decreased at our discretion, such decrease in conversion price may be deemed to be the payment of a taxable dividend to United States Holders of notes (pursuant to Section 305 of the Code) to the extent of our current or accumulated earnings and profits. Such holders of notes could therefore have taxable income as a result of an event pursuant to which they received no cash or property.

         SALE OF COMMON STOCK

         Upon the sale or exchange of common stock, a United States Holder generally will recognize capital gain or loss equal to the difference between
(i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such holder's adjusted tax basis in the common stock. Such capital gain or loss will be long-term if the United States Holder's holding period in the common stock is more than one year at the time of the sale or exchange. A United States Holder's basis and holding period in common stock received upon conversion of a note are determined as discussed above under "United States Holders - Conversion of the Notes."

         INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

         In general, information reporting requirements will apply:

         o  to payments of principal and interest made on a note;

         o to payments of the proceeds of a sale or exchange of a note before maturity,

         o to payments of dividends on common stock (including the payment of liquidated damages under the Registration Rights Agreement); and

         o  to payments of the proceeds of a sale or exchange of common stock that are made to a non-corporate United States Holder. A "backup withholding" tax of 31% will apply to such payments if the holder fails to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules. The backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle such holder to a refund of such withheld amounts, provided the required information is furnished to the Service.

NON-UNITED STATES HOLDERS

         PAYMENT OF INTEREST

          Generally, interest income of a Non-United States Holder that is not effectively connected with a United States trade or business is subject to a withholding tax at a 30% rate (or, if applicable, a lower treaty rate). However, interest paid on a note by us or any paying agent to a Non-United States Holder will qualify for the "portfolio interest exemption" and therefore, subject to the discussion of backup withholding below, will not be subject to United States federal income tax or withholding tax, provided that such interest income is not effectively connected with a United States trade or business of the Non-United States Holder and provided that the Non-United States Holder (i) does not actually or constructively own (pursuant to the conversion feature of the notes or otherwise) 10% or more of the combined voting power of all classes of our stock entitled to vote, (ii) is not a controlled foreign corporation related to us actually or constructively through stock ownership, (iii) is not a bank which acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business and (iv) the beneficial owner of the notes certifies to us or our agent, under penalties of perjury, that it is not a United States Holder and provides its name and address on United States Treasury Form W-8BEN (or a suitable substitute form) or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and certifies under penalties of perjury that such a Form W-8BEN (or suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof. If the foregoing exceptions do not apply, payments on the notes may be subject to gross withholding at the rate of 30%. This rate may be reduced if the Non-United States Holder is a resident of a country with which the United States has a tax treaty which provides for reduced withholding taxes.

         Except to the extent that an applicable treaty otherwise provides, a Non-United States Holder generally will be taxed in the same manner as a United States Holder with respect to interest if the interest income is effectively connected with a United States trade or business of the Non-United States Holder. Effectively connected interest received by a corporate Non-United States Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate). Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the holder delivers a properly executed Internal Revenue Service Form W-8ECI to the payor.

         SALE, EXCHANGE OR REDEMPTION OF THE NOTES

         Subject to the discussion below under "FIRPTA Treatment of Non-United States Holders," a Non-United States Holder of a note will generally not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange or redemption of the note (including the receipt of cash in lieu of fractional shares upon conversion of a note into common stock but not including any amount representing interest) unless (i) the gain is effectively connected with a United States trade or business of the Non-United States Holder or (ii) in the case of a Non-United States Holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other requirements are met.

         CONVERSION OF THE NOTES

         In general, no United States federal income tax or withholding tax will be imposed upon the conversion of a note into common stock by a Non-United States Holder except with respect to the receipt of cash in lieu of fractional shares by Non-United States Holders upon conversion of a note where either of the conditions described above under "Non-United States Holders - Sale, Exchange or Redemption of the Notes" is satisfied.

         SALE OR EXCHANGE OF COMMON STOCK

         Subject to the discussion below under "Non-United States Holders - FIRPTA Treatment of Non-United States Holders," a Non-United States Holder generally will not be subject to United States federal income tax or withholding tax on the sale or exchange of common stock unless either of the conditions described above under "Non-United States Holders - Sale, Exchange or Redemption of the Notes" is satisfied.

         FIRPTA TREATMENT OF NON-UNITED STATES HOLDERS

         Under the Foreign Investment in Real Property Tax Act of 1980, as amended ("FIRPTA"), foreign persons generally are subject to United States federal income tax on capital gain realized on the disposition of any interest (other than solely as a creditor) in a corporation that is a United States real property holding corporation (a "USRPHC"). For this purpose, a foreign person is defined as any holder who is a foreign corporation (other than certain foreign corporations that elect to be treated as domestic corporations), a non-resident alien individual, a non-resident fiduciary of a foreign estate or trust, or a foreign partnership. Under FIRPTA, a corporation is a USRPHC if the fair market value of the United States real property interests held by the corporation is 50% or more of the aggregate fair market value of certain assets of the corporation.

         We do not currently believe that we are a USRPHC. If we are not a USRPHC, a Non-United States Holder will not be subject to United States federal income tax imposed by FIRPTA on a sale or other disposition of the notes or shares of common stock. If we are a USRPHC, a Non-United States Holder generally will not be subject to FIRPTA withholding on proceeds from a sale or other disposition of notes or common stock by reason of our USRPHC status unless the holder's interest in the notes or common stock exceeds the relevant threshold described below.

         Assuming the common stock is regularly traded, a Non-United States Holder will not be subject to FIRPTA withholding on a sale or other disposition of common stock unless such holder owns, actually or constructively, common stock with a fair market value in excess of 5% of the fair market value of all the common stock outstanding at any time during the shorter of the five-year period preceding such disposition or the holder's holding period. In the case of a sale or other disposition of notes, the relevant ownership threshold depends upon whether the notes are regularly traded. If the notes are not regularly traded, a Non-United States Holder will be subject to FIRPTA withholding only if on the date the holder acquired such notes they had a fair market value greater than 5% of the aggregate value of the outstanding common stock. If the notes are publicly traded, a holder will be subject to FIRPTA withholding only if such holder owned more than 5% of the total fair market value of all the notes outstanding at any time during the shorter of the five-year period preceding such disposition or the holder's holding period for such notes.

         We believe that the common stock will be treated as regularly traded.

         DIVIDENDS

         Distributions by us with respect to the common stock that are treated as dividends paid (or deemed paid), as described above under "United States Holders - Dividends on the Common Stock" to a Non-United States Holder (excluding dividends that are effectively connected with the conduct of a trade or business in the United States by such holder which are taxable as described below) will be subject to United States federal withholding tax at a 30% rate (or lower rate provided under any applicable income tax treaty). Except to the extent that an applicable tax treaty otherwise provides, a Non-United States Holder will be taxed in the same manner as a United States Holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a trade or business in the United States by the Non-United States Holder. If such Non-United States Holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Even though such effectively connected dividends are subject to income tax, and may be subject to the branch profits tax, they will not be subject to United States withholding if the holder delivers a properly executed Service Form W-8ECI to the payor.

         Under current Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of the Regulations, for purposes of determining the applicability of a tax treaty rate. A Non-United States Holder of common stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. In addition, in the case of common stock held by a foreign partnership, the certification requirement would generally be applied to the partners of the partnership (unless the partnership agrees to become a "withholding foreign partnership") and the partnership would be required to provide certain information, including a United States taxpayer identification number. These Regulations also provide look-through rules for tiered partnerships.

         DEATH OF A NON-UNITED STATES HOLDER

         A note held by an individual who is a Non-United States Holder at the time of his or her death will not be includable in the decedent's gross estate for United States estate tax purposes, provided that such holder or beneficial owner did not at the time of death directly or indirectly, actually or constructively, own 10% or more of the combined voting power of all classes of our stock entitled to vote, and provided that, at the time of death, payments with respect to such notes would not have been effectively connected with the conduct by such Non-United States Holder of a trade or business within the United States.

         Common Stock actually or beneficially held (other than through a foreign corporation) by a Non-United States Holder at the time of his or her death (or previously transferred subject to certain retained rights or powers) will be subject to United States federal estate tax unless otherwise provided by an applicable estate tax treaty.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

         In general, backup withholding and information reporting will not apply to payments made by us or our paying agents, in their capacities as such, to a Non-United States Holder if the holder has provided the required certification that it is not a United States person as described above, provided that neither we nor our paying agent has actual knowledge that the holder is a United States person. Payments of the proceeds from a disposition by a Non-United States Holder of a note or common stock made to or through a foreign office of a broker will generally not be subject to information reporting or backup withholding. However, information reporting will apply to those payments, if the broker is:

         o  a United States person;

         o a controlled foreign corporation for United States federal income tax purposes;

         o a foreign person 50% or more of whose gross income from all sources is effectively connected with a United States trade or business for a specified three-year period; or

         o a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a United States trade or business;

unless (1) such broker has documentary evidence in its records that the beneficial owner is not a United States person and certain other conditions are met or (2) the beneficial owner otherwise establishes an exemption.

         Payments of the proceeds from a disposition by a Non-United States Holder of a note or common stock made to or through the United States office of a broker is subject to information reporting and backup withholding unless the statement that the payee is not a United States person described above has been received (and the payor does not have actual knowledge that the beneficial owner is a United States person) or the holder or beneficial owner otherwise establishes an exemption from information reporting and backup withholding.

                                  LEGAL MATTERS

         Akerman, Senterfitt & Eidson, P.A., Miami, Florida will pass upon the validity of the notes and the validity of the common stock being issuable upon conversion of the notes.

                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

         Our consolidated balance sheets as of December 31, 1999 and 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000 incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as stated in their report which is also incorporated by reference in this prospectus. Reference is made to said report, which includes an explanatory paragraph with respect to the change in method of accounting for up-front licensing fees to comply with the Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities the SEC maintains at:

         o Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549;

         o  Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511;
            and

         o  Suite 1300, 7 World Trade Center, New York, New York 10048.

         You can also obtain copies of these materials from the public reference facilities of the SEC at prescribed rates. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that makes available reports, proxy statements and other information regarding issuers that file electronically with it. In addition, you can inspect the reports, proxy statements and other information we file at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006.

         We have filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended, to register with the Commission the securities described herein. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our securities, you should refer to the registration statement.

                      INFORMATION INCORPORATED BY REFERENCE

         The Commission allows us to provide information about our business and other important information to you by "incorporating by reference" the information we file with the Commission, which means that we can disclose the information to you by referring in this prospectus to the documents we file with the Commission. Under the Commission's regulations, any statement contained in a document incorporated by reference in this prospectus is automatically updated and superseded by any information contained in this prospectus, or in any subsequently filed document of the types described below.

         We incorporate into this prospectus by reference the following documents filed by us with the Commission, each of which should be considered an important part of this prospectus:



SEC FILING (FILE NO. 001-09623)                                         PERIOD COVERED OR DATE OF FILING
-------------------------------                                         --------------------------------
Annual Report on Form 10-K ......................................       Year ended December 31, 2000
Quarterly Report on Form 10-Q....................................       Quarter ended March 31, 2001
Current Reports on Form 8-K......................................       February 23, 2001, April 30, 2001, May 25,
                                                                        2001, July 20, 2001, as amended by the
                                                                        Form 8-K/A filed on August 1, 2001, and
                                                                        July 31, 2001
Description of our common stock contained in Registration
Statement on Form 8-B and any amendment or report filed for the
purpose of updating such description.............................       July 28, 1993
Description of our common stock purchase rights contained in a
Current Report on Form 8-K.......................................       December 31, 1997
All subsequent documents filed by us under Sections 13(a), 13(c),
14 or 15(d) of the Exchange Act of 1934..........................       After the date of this prospectus




         You may request a copy of each of our filings at no cost, by writing or telephoning us at the following address or telephone number:

                                IVAX Corporation
                             4400 Biscayne Boulevard
                              Miami, Florida 33137
                         Attention: Corporate Secretary
                              Phone: (305) 575-6000

         Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

         You should rely only on the information contained in this prospectus or any supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

         The information in this prospectus or any supplement may not contain all of the information that may be important to you. You should read the entire prospectus or any supplement, as well as the documents incorporated by reference in the prospectus or any supplement, before making an investment decision.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder, other than underwriting discounts and commissions. All such fees and expenses shall be borne by the Company. All amounts shown are estimated except for the Commission Registration Fee.


Commission Registration Fee                   $  181,250
Legal Fees and Expenses                           30,000
Accounting Fees and Expenses                      10,000
Printing, Engraving and Mailing Expenses          10,000
                                              ----------
Total                                         $  231,250
                                              ==========






ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 607.0831 of the Florida Business Corporation Act (the "Florida Act") provides that a director is not personally liable for monetary damages to the corporation or any person for any statement, vote, decision or failure to act regarding corporate management or policy, by a director, unless: (a) the director breached or failed to perform his duties as a director; and (b) the director's breach of, or failure to perform, those duties constitutes: (i) a violation of criminal law unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (iii) a circumstance under which the director is liable for an improper distribution; (iv) in a proceeding by, or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton or willful disregard of human rights, safety or property.

         Section 607.0850 of the Florida Act provides that a corporation shall have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer or employee or agent of the corporation, against liability incurred in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 607.0850 also provides that a corporation shall have the power to indemnify any person, who was or is a party to any proceeding by, or in the right of, the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof.

         Section 607.0850 further provides that such indemnification shall be authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this provision in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which court shall deem proper. Section
607.0850 further provides that to the extent that a director, officer, employee or agent has been successful on the merits or otherwise in defense of any of the foregoing proceedings, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith. Under Section 607.0850, any indemnification under the foregoing provisions, unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that the indemnification of the director, officer, employee or agent is proper under the circumstances because he has met the applicable standard of conduct. Notwithstanding the failure of a corporation to provide such indemnification, and despite any contrary determination by the corporation in a specific case, a director, officer, employee or agent of the corporation who is or was a party to a proceeding may apply for indemnification to the appropriate court and such court may order indemnification if it determines that such person is entitled to indemnification under the applicable standard.

         Section 607.0850 also provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 607.0850.

         The registrant's bylaws provide that it shall indemnify its officers and directors and former officers and directors to the full extent permitted by law.

         The registrant has entered into indemnification agreements with each of its officers and directors. The indemnification agreements generally provide that the registrant will pay certain amounts incurred by an officer or director in connection with any civil or criminal action or proceeding and specifically including actions by or in the name of the registrant (derivative suits) where the individual's involvement is by reason of the fact that he was or is an officer or director. Under the indemnification agreements, an officer or director will not receive indemnification if such person is found not to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the registrant. The agreements provide a number of procedures and presumptions used to determined the officer's or director's right to indemnification and include a requirement that in order to receive an advance of expenses, the officer or director must submit an undertaking to repay any expenses advanced on his behalf that are later determined he was not entitled to receive.

         The registrant's directors and officers are covered by insurance policies indemnifying them against certain liabilities, including liabilities under the federal securities laws (other than liability under Section 16(b) of the Exchange Act), which might be incurred by them in such capacities.

ITEM 16. EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
------            -----------


   1.1* Purchase Agreement, dated May 1, 2001, between IVAX Corporation and UBS Warburg LLC, as the Initial Purchaser, with respect to the $725,000,000 4 1/2% Convertible Senior Subordinated Notes due 2008.



   4.5* Indenture, dated as of May 4, 2001, between IVAX Corporation and U.S. Bank Trust National Association, as Trustee, with respect to the $725,000,000 4 1/2% Convertible Senior Subordinated Notes due 2008.



   4.6*           Form of 4 1/2% Convertible Senior Subordinated Notes due 2008.




   5.1*           Opinion of Akerman, Senterfitt & Eidson, P.A.



  10.28* Registration Rights Agreement, dated May 4, 2001, between IVAX Corporation and UBS Warburg LLC, as the Initial Purchaser, with respect to the $725,000,000 4 1/2% Convertible Senior Subordinated Notes due 2008.


  12.2            Statement Regarding Computation of Ratio of Earnings to Fixed
                  Charges. (1)


  23.1            Consent of Arthur Andersen LLP. (1)



  23.2            Consent of Arthur Andersen-Langton Clarke. (1)



  23.3            Consent of Akerman, Senterfitt & Eidson, P.A. (included in
                  Exhibit 5.1).


  24.1 Power of Attorney of certain directors and officers of IVAX (set forth on the signature page of this registration statement).


  25.1*           Statement of Eligibility of Trustee.



  99.1 Annual Report on Form 20-F for the year ended December 31, 2000 for Laboratorio Chile S.A. (2)


--------------

 *   Previously filed.


(1)  Filed herewith.


(2) Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2000 filed by Laboratorio Chile S.A. with the Commission on June 22, 2001.



ITEM 17. UNDERTAKINGS

(a)      The registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida on August 10, 2001.


                     IVAX CORPORATION


                     By: /s/ PHILLIP FROST, M.D.
                         ----------------------------------------------
                         Phillip Frost, M.D.
                         Chairman of the Board and Chief Executive Officer


                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Thomas E. Beier and Thomas E. McClary, or either of them, each acting alone, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, in connection with the registrant's registration statement on Form S-3 under the Securities Act of 1933, including to sign the registration statement in the name and on behalf of the registrant or on behalf of the undersigned as a director or officer of the registrant, and any and all amendments or supplements to the registration statement, including any and all stickers and post-effective amendments or supplements to the registration statement and to sign any and all additional registration statements relating to the same offerings of securities as those that are covered by the registration statement that are filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

                                   -----------

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



SIGNATURE                          TITLE                                                      DATE
---------                          -----                                                      ----
/s/ PHILLIP FROST, M.D.            Director, Chairman of the Board and Chief Executive        August 10, 2001
-----------------------            Officer (Principal Executive Officer)
Phillip Frost, M.D.

/s/ NEIL FLANZRAICH                Director, Vice Chairman and President                      August 10, 2001
-----------------------
Neil Flanzraich

/s/ JANE HSIAO, PH.D.              Director, Vice Chairman- Technical Affairs and Chief       August 10, 2001
-----------------------            Technical Officer
Jane Hsiao, Ph.D.

/s/ ISAAC KAYE                     Director and Deputy Chief Executive Officer                August 10, 2001
-----------------------
Isaac Kaye

/s/ THOMAS E. BEIER                Senior Vice President - Finance and Chief                  August 10, 2001
-----------------------            Financial Officer (Principal Financial Officer)
Thomas E. Beier

/s/ THOMAS E. MCCLARY              Vice President- Accounting                                 August 10, 2001
-----------------------            (Principal Accounting Officer)
Thomas E. McClary

/s/ MARK ANDREWS                   Director                                                   August 10, 2001
-----------------------
Mark Andrews

/s/ ERNST BIEKERT, PH.D            Director                                                   August 10, 2001
-----------------------
/s/ Ernst Biekert, Ph.D

/s/ CHARLES M. FERNANDEZ           Director                                                   August 10, 2001
-----------------------
Charles M. Fernandez

/s/ JACK FISHMAN, PH.D.            Director                                                   August 10, 2001
-----------------------
Jack Fishman, Ph.D.


                                  EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION
------            -----------



   12.2           Statement Regarding Computation of Ratio of Earnings to Fixed
                  Charges.

   23.1           Consent of Arthur Andersen LLP.



   23.2           Consent of Arthur Andersen-Langton Clarke.